SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No :	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

ANZ National Bank Limited	Ground Floor
1-9 Victoria Street
P O Box 540, Wellington
New Zealand
Phone: 64 4 463 9400
Media Release	Fax: 64 4 494 4290

For Release: 28 February 2006

ANZ National Bank records strong

December Quarter result

ANZ National Bank today announced a profit of NZ$274m for the December 2005 quarter(1), up 19% on the previous corresponding quarter, with good momentum emerging in operating performance.

The result reflects solid asset and deposit growth, lower credit provisioning charges and stronger earnings from Institutional Markets. In addition $15 million post tax was received as income in the December 2005 quarter from Lloyds TSB Group plc relating to an adjustment to the purchase price for The National Bank of New Zealand Limited Group (‘Lloyds receipt’).

These favourable impacts were offset by reduced net interest margins in Retail, Rural and Corporate businesses from price competition, the run-off of discontinued structured finance transactions and higher integration costs.

December Quarter 2005 Performance Summary

•                  Profit after tax of NZ$274 million, a 19% increase over the December 2004 quarter ($230 million).

•                  Underlying profit after tax of $247 million, an 8% increase over the December 2004 quarter ($228 million). Refer Appendix for an outline of the “Underlying” calculations.

•                  Underlying cost-to-income ratio decreased to 44.1% from 45.1% in the December 2004 quarter.

•                  Net loans and advances were up NZ$1,801 million (10% annualised) on the September 2005 position and up 13% from December 2004. Total customer deposits were up NZ$2,058 million (18% annualised) on the September 2005 position and up 10% from December 2004.

(1) The December 2005 quarter was the first financial reporting period for ANZ National Bank under IFRS.

Comparative figures have not been restated for NZ IAS 32:Financial Instruments: Disclosure and

Presentation, NZ IAS 39: Financial Instruments: Recognition and Measurement and NZ IFRS 4: Insurance

Contracts.

ANZ National Bank maintained good balance sheet growth with net loans and advances increasing 13.1% in the 12 months to December and by NZ$1,801 million (10% annualised) to NZ$70.9 billion in the December quarter.

Total mortgage growth was NZ$1,256 million for the December quarter - up from growth of NZ$1,141 million in the December 2004 quarter, and an increase of 13.6% in the 12 months to December 2005 to NZ$39.6 billion. Customer deposits increased 9.5% in the 12 months to December, after growth of NZ$2,058 million (18% annualised) to NZ$47.5 billion in the December quarter.

Underlying costs of NZ$316 million were up 4% on the same period last year (refer Appendix), with an increased focus on efficiency helping offset continuing investment in branches and staff.

An improved Institutional Markets performance (capital markets and foreign exchange earnings) was the main driver of the stronger Institutional segment result for the quarter. Good lending growth drove an improved result in the Relationship Banking segment.

The ongoing impact from last year’s intense price competition in mortgages, and the cost of the ongoing enhancement to the customer service proposition, constrained growth in the retail banking businesses. Restructuring, and competitive pressures on lending volumes and margins impacted the UDC performance for the quarter.

The credit environment remains benign, and this was reflected in a lower provisioning charge. The application of IFRS doubtful debts provisioning methodology also favourably impacted the provisioning charge.

Adjusting the headline profit for the impacts of adopting IFRS which are not reflected in the December 2004 results, relating to changed accounting treatment of derivative valuations, yield related fee income, credit provisioning and hedging relationships, and excluding integration costs, the Lloyds receipt and the run-off of discontinued structured finance transactions, profit after tax increased by 8% over the December 2004 quarter.

For media enquiries contact:	For analyst enquiries contact:

Cynthia Brophy	Stephen Higgins
General Manager Corporate Affairs	Head of Investor Relations
Tel: +64-4-802 2382 or +64-21-832 500	Tel: +61-3-9273 4185 or +61-417-379 170
Email: cynthia.brophy@anznational.co.nz	Email: higgins@anz.com

APPENDIX – KEY CALCULATIONS OF UNDERLYING RESULT

		QUARTER TO	QUARTER TO
		DEC-05	DEC-04
		$m	$m

Headline profit after tax		274	230
Add back:	Integration costs (post tax)	17	8
	IFRS adjustments
	Mark to market of hedges	(12)	—
	Credit provisioning	(21)	—
	Fee income amortisation	6	—
	Lloyds receipt	(15)	—
	Discontinued business (structured finance)	(2)	(10)
Underlying profit after tax		247	228

Headline operating expenses		342	316
Add back:	Integration costs	(26)	(12)
	Discontinued business (structured finance)	—	(1)
Underlying operating expenses		316	303

Headline net operating income		742	679
Add back:	IFRS adjustments
	Mark to market of hedges	(17)	—
	Fee income amortisation	8	—
	Lloyds receipt	(15)	—
	Discontinued business (structured finance)	(1)	(7)

Underlying net operating income		717	672

ANZ NATIONAL BANK LIMITED GROUP

General Short Form

Disclosure Statement

for the three months ended 31 December 2005

Number 40 Issued February 2006

ANZ National Bank Limited

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL SHORT FORM DISCLOSURE STATEMENT for the three months ended 31 December 2005

Contents

General Disclosures

Conditions of Registration

Credit Rating Information

Short Form Financial Statements

Directors’ Statement

Independent Review Report

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL DISCLOSURES

This Short Form Disclosure Statement has been issued in accordance with the Registered Bank Disclosure Statement (Off-Quarter - New Zealand Incorporated Registered Banks) Order 2005 (‘the Order’).

In this Short Form Disclosure Statement unless the context otherwise requires:

a)              “Banking Group” means ANZ National Bank Limited and all its subsidiaries; and

b)             any term or expression which is defined in, or in the manner prescribed by, the Registered Bank Disclosure Statement (Off-Quarter - New Zealand Incorporated Registered Banks) Order 2005 shall have the meaning given in or prescribed by that Order.

General Matters

The full name of the registered bank is ANZ National Bank Limited (‘the Bank’) and its address for service is Level 14, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand.

The Bank was incorporated under the Companies Act 1955 by virtue of the ANZ Banking Group (New Zealand) Act 1979 on 23 October 1979, and was reregistered under the Companies Act 1993 on 13 June 1997.

The immediate parent company of the Bank is ANZ Holdings (New Zealand) Limited (incorporated in New Zealand). The immediate parent company is owned by ANZ Funds Pty Limited (incorporated in Australia).

The Ultimate Parent Bank is Australia and New Zealand Banking Group Limited, which is incorporated in Australia, and its address for service is 100 Queen Street, Melbourne, Australia.

The Bank is wholly owned by its immediate parent company and ultimately the Ultimate Parent Bank. The immediate parent company has the power under the Bank’s Constitution to appoint any person as a Director of the Bank either to fill a casual vacancy or as an additional Director or to remove any person from the office of Director, from time to time by giving written notice to the Bank. The Reserve Bank of New Zealand must approve all appointments of Directors.

Material Financial Support

In accordance with the requirements issued by the Australian Prudential Regulatory Authority pursuant to the Prudential Statements, Australia and New Zealand Banking Group Limited, as the Ultimate Parent Bank, may not provide material financial support to the Bank contrary to the following:

•                  the Ultimate Parent Bank should not undertake any third party dealings with the prime purpose of supporting the business of the Bank;

•                  the Ultimate Parent Bank should not hold unlimited exposures (should be limited as to specified time and amount) in the Bank (e.g. not provide a general guarantee covering any of the Bank’s obligations);

•                  the Ultimate Parent Bank should not enter into cross default clauses whereby a default by the Bank on an obligation (whether financial or otherwise) is deemed to trigger a default of the Ultimate Parent Bank in its obligations;

•                  the Board of the Ultimate Parent Bank in determining limits on acceptable levels of exposure to the Bank should have regard to:

•                  the level of exposure that would be approved to third parties of broadly equivalent credit status. In this regard, prior consultation (and in cases approval) is required before entering exceptionally large exposures; and

•                  the impact on the Ultimate Parent Bank’s capital and liquidity position and its ability to continue operating in the event of a failure by the Bank.

•                  the level of exposure to the Bank not exceeding:

•                  50% on an individual exposure basis; and

•                  150% in aggregate (being exposures to all similar regulated entities related to the Ultimate Parent Bank)

of the Ultimate Parent Bank’s capital base.

Additionally, the Ultimate Parent Bank may not provide material financial support in breach of the Australian Banking Act (1959). This requires the Australian Prudential Regulatory Authority to exercise its powers and functions for the protection of a bank’s depositors and in the event of a bank becoming unable to meet its obligations or suspending payment the assets of the bank in Australia shall be available to meet that bank’s deposit liabilities in Australia in priority to all other liabilities of the bank.

The Ultimate Parent Bank has not provided material financial support to the Bank contrary to any of the above requirements.

Guarantors

The material obligations of the Bank are not guaranteed.

Directorate

Since the publication of the previous Disclosure Statement on 21 November 2005, Sir John Anderson resigned as Chief Executive of the Bank on 31 December 2005. Graham Kennedy Hodges was appointed Chief Executive of the Bank on 1 January 2006, having been appointed Chief Executive Designate of the Bank on 14 October 2005.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CONDITIONS OF REGISTRATION

Conditions of Registration, applicable as at 16 February 2006. These

Conditions of Registration have applied from 2 December 2005.

The registration of ANZ National Bank Limited (‘the Bank’) as a registered bank is subject to the following conditions:

1.               That the Banking Group complies with the following requirements at all times:

•                  Capital of the Banking Group is not less than 8 percent of risk weighted exposures.

•                  Tier 1 capital of the Banking Group is not less than 4 percent of risk weighted exposures.

•                  Capital of the Banking Group is not less than NZ $15 million.

That the Bank complies with the following requirements at all times:

•                  Capital of the Bank is not less than 8 percent of risk weighted exposures.

•                  Tier 1 capital of the Bank is not less than 4 percent of risk weighted exposures.

•                  Capital of the Bank is not less than NZ $15 million.

For the purposes of this condition of registration, capital, Tier 1 capital and risk weighted exposures shall be calculated in accordance with the Reserve Bank of New Zealand document entitled ‘Capital Adequacy Framework’ (BS2) dated March 2005.

In its disclosure statements under the Registered Bank Disclosure Statement (Off-Quarter–New Zealand Incorporated Registered Banks) Order 2005, the Bank must include all of the information relating to the capital position of both the Bank and the Banking Group which would be required if the second schedule of that Order was replaced by the second schedule of the Registered Bank Disclosure Statement (Full and Half-Year – New Zealand Incorporated Registered Banks) Order 2005 in respect of the relevant quarter.

2.               That the Banking Group does not conduct any non-financial activities that in aggregate are material relative to its total activities, where the term material is based on generally accepted accounting practice, as defined in the Financial Reporting Act 1993.

3.               That the Banking Group’s insurance business is not greater than 1% of its total consolidated assets. For the purposes of this condition:

(i)             Insurance business means any business of the nature referred to in section 4 of the Insurance Companies (Ratings and Inspections) Act 1994 (including those to which the Act is disapplied by sections 4(1)(a) and (b) and 9 of that Act), or any business of the nature referred to in section 3(1) of the Life Insurance Act 1908;

(ii)          In measuring the size of the Banking Group’s insurance business:

(a)          Where insurance business is conducted by any entity whose business predominantly consists of insurance business, the size of that insurance business shall be:

•                  The total consolidated assets of the group headed by that entity;

•                  Or if the entity is a subsidiary of another entity whose business predominantly consists of insurance business, the total consolidated assets of the group headed by the latter entity;

(b)         Otherwise, the size of each insurance business conducted by any entity within the Banking Group shall equal the total liabilities relating to that insurance business, plus the equity retained by the entity to meet the solvency or financial soundness needs of the insurance business;

(c)          The amounts measured in relation to parts a) and b) shall be summed and compared to the total consolidated assets of the Banking Group. All amounts in parts a) and b) shall relate to on balance sheet items only, and shall be determined in accordance with generally accepted accounting practice, as defined in the Financial Reporting Act 1993;

(d)         Where products or assets of which an insurance business is comprised also contain a non-insurance component, the whole of such products or assets shall be considered part of the insurance business.

4.               That aggregate credit exposures (of a non-capital nature and net of specific provisions) of the Banking Group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Credit Rating	Connected exposure limit (% of the Banking Group’s Tier 1 capital)
AA/Aa2 and above	75
AA-/Aa3	70
A+/A1	60
A/A2	40
A-/A3	30
BBB+/Baa1 and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of specific provisions) to non-bank connected persons shall not exceed 15 percent of the Banking Group’s Tier 1 capital.

For the purposes of this condition of registration, compliance with the rating-contingent connected exposure limit is determined in accordance with the Reserve Bank of New Zealand document entitled ‘Connected Exposure Policy’ (BS8) dated March 2005.

5.               That exposures to connected persons are not on more favourable terms (e.g. as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

6.               That the board of the Bank contains at least two independent directors and that alternates for those directors, if any, are also independent. In this context an independent director (or alternate) is a director (or alternate) who is not an employee of the Bank, and who is not a director, trustee, or employee of any holding company (as that term is defined in section 5 of the Companies Act 1993) of the Bank, or any other entity capable of controlling or significantly influencing the Bank.

7.               That the chairperson of the Bank’s board is not an employee of the Bank.

8.               That the Bank’s constitution does not include any provision permitting a director, when exercising powers or performing duties as a director, to act other than in what he or she believes is the best interests of the company (i.e. the Bank).

9.               That a substantial proportion of the Bank’s business is conducted in and from New Zealand.

10.         That none of the following actions may be taken except with the consent of the Reserve Bank:

(i)             Any transfer to another person or entity (other than the Bank or any member of the Banking Group which is incorporated in, and operating in, New Zealand) of all or a material part of any business (which term shall include the customers of the business) carried on by the Bank (or any member of the Banking Group); and

(ii)          Any transfer or change by which all or a material part of the management, operational capacity or systems of the Bank (or any member of the Banking Group) is transferred to, or is to be performed by, another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iii)       Any action affecting, or other change in, the arrangements by which any function relating to any business carried on by the Bank (or any member of the Banking Group) is performed, which has or may have the effect that all or a material part of any such function will be performed by another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iv)      Any action that prohibits, prevents or restricts the authority or ability of the board of the Bank or any statutory manager of the Bank (or the board of any member of the Banking Group or any statutory manager of any member of the Banking Group) to have unambiguous legal authority and practical ability to control and operate any business or activity of the Bank (or any member of the Banking Group).

11.         That no appointment of any director, chief executive officer, or executive who reports or is accountable directly to the chief executive officer, shall be made in respect of the Bank unless:

(i)             The Reserve Bank has been supplied with a copy of the curriculum vitae of the proposed appointee, and

(ii)          The Reserve Bank has advised that it has no objection to that appointment.

12.         (i)             That the management of the Bank by its chief executive officer shall be carried out solely under the direction and supervision of the board of directors of the Bank.

(ii)          hat the employment contract of the chief executive officer of the Bank shall be with the Bank. The chief executive officer’s responsibilities shall be owed solely to the Bank and the terms and conditions of the chief executive officer’s employment agreement shall be determined by, and any decision relating to the employment or termination of employment of the chief executive officer shall be made by, the board of directors of the Bank.

(iii)       That all staff employed by the Bank shall have their remunerationdetermined by (or under the delegated authority of) the chief executive officer of the Bank and be accountable (directly or indirectly) solely to the chief executive officer of the Bank.

13.         (i)             That no later than 31 December 2005 the Bank shall locate and continue to operate in New Zealand the Bank’s domestic system and the board of directors of the Bank will have legal and practical ability to control the management and operation of the domestic system.

(ii)          That in respect of the international system the board of directorsof the Bank will, no later than 31 December 2006, have legal and practical ability to control the management and operation of the international system.

For the purposes of these conditions of registration, the term ‘Banking Group’ means ANZ National Bank Limited’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

For the purposes of these conditions of registration, the term ‘domestic system’ means all property, assets, systems and resources (including in particular (but without limitation) the management, administrative and information technology systems) owned, operated, or used, by the Bank supporting, relating to, or connected with:

(a)          the New Zealand dollar accounts and channels servicing the consumer banking market (but potentially also other customer segments); and

(b)         the general ledger covering subsidiary ledgers for (a) above,together with a daily updated summary of the subsidiary ledgers running on the international system; and

(c)          any other functions, operations or business of, or carried on by,the Bank (now or at any time in the future) that are not included in, or form part of, the international system;

other than property, assets, systems and resources that are not material to the domestic system, both individually and in aggregate.

For the purposes of these conditions of registration the term ‘international system’ means those systems of the Bank generally having one or more of the following characteristics:

(a)          supports foreign currency accounts/transactions;

(b)         supports cross-border trade, payments and other transactions;

(c)          supports businesses that operate in global markets;

(d)         supports accounts and transactions undertaken by institutions, corporates and banks;

(e)          used to manage large, volatile risk businesses which operate on a global basis;

(f)            used to service customers who conduct accounts and transactions with the Bank in multiple countries;

(g)         used by the non-Bank subsidiary companies.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CREDIT RATING INFORMATION

The Bank has two current credit ratings, which are applicable to its long-term senior unsecured obligations which are payable in New Zealand in New Zealand dollars. The credit ratings are:

Standard & Poor’s	AA-

Moody’s Investors Service	Aa3

The Standard & Poor’s revised rating was first issued on 11 September 1996. There have been no changes in the credit rating issued in the past two years ended 31 December 2005. The rating is not subject to any qualifications.

The Moody’s Investors Service rating was first issued on 31 July 2000. There have been no changes in the credit rating issued in the past two years ended 31 December 2005. The rating is not subject to any qualifications.

The following is a description of the major ratings categories by Ratings Agency:

Standard & Poor’s – Credit rating scale for long-term ratings:

Ratings scale	Description

AAA	Extremely strong capacity to pay interest and repay principal in a timely manner. Highest rating assigned.

AA	Very strong capacity to pay interest and repay principal in a timely manner. This differs from the highest rating only in a small degree.

A

Strong capacity to pay interest and repay principal in a timely manner, but may be more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated entities.

BBB

Adequate capacity to pay interest and repay principal in a timely manner, however adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet debt servicing commitments than higher rated entities.

BB

A degree of speculation exists with respect to the ability of an entity with this credit rating to pay interest and repay principal in a timely manner. Adverse business, financial, or economic conditions could impair the borrower’s capacity to meet debt service commitments in a timely manner.

B

Entities rated B are more vulnerable to adverse business, financial or economic conditions than entities in higher rating categories. Adverse business, financial or economic conditions will likely impair the borrower’s capacity or willingness to meet debt service commitments in a timely manner.

CCC

Entities rated CCC are currently vulnerable to default and are dependent on favourable business, financial and economic conditions to meet debt service commitments in a timely manner. In the event of adverse business, financial or economic conditions the entity is likely to default.

CC	Entities rated CC are currently highly vulnerable to non-payment of interest and principal.

C	Entities rated C have filed a bankruptcy petition or taken similar action, but payment of obligations are being continued.

D	D rated entities are in default. This is assigned when interest or principal payments are not made on the date due or when an insolvency petition or a request to appoint a receiver is filed.

Plus (+) or Minus (-): The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Moody’s Investors Service - Credit rating scale for long-term ratings:

Ratings scale	Description

Aaa

Judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as ‘gilt edged’. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualised are most unlikely to impair the fundamentally strong position of such issues.

Aa

Judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A

Possess many favourable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa

Considered as medium-grade obligations (i.e. they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterises bonds in this class.

B	Generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa	These bonds are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca	Represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C	These are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody’s Investors Service bond ratings, where specified, are applied to financial contracts, senior bank obligations and insurance company senior policyholder and claims obligations with an original maturity in excess of one year.

Moody’s Investors Service applies numerical modifiers 1, 2 and 3 in each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

INCOME STATEMENT for the three months ended 31 December 2005

	Note	Unaudited 3 months to 31/12/2005	Consolidated Unaudited 3 months to 31/12/2004	Audited Year to 30/09/2005
		$m	$m	$m

Interest income		1,726	1,413	5,985
Interest expense		1,213	931	4,069

Net interest income		513	482	1,916
Net trading gains		54	24	127
Other operating income		170	173	723
Share of profit of equity accounted associates and jointly controlled entities		5	—	1

Net operating income		742	679	2,767
Operating expenses		342	316	1,324

Profit before impairment losses and income tax		400	363	1,443
Impairment losses on loans and advances	10	1	32	122

Profit before income tax		399	331	1,321
Income tax expense	3	125	101	404

Profit for the period		274	230	917

The notes on pages 11 to 47 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF RECOGNISED INCOME AND EXPENSE for the three months ended 31 December 2005

			Consolidated
		Unaudited	Unaudited	Audited
		3 months to	3 months to	Year to
	Note	31/12/2005	31/12/2004	30/09/2005
		$m	$m	$m

Available-for-sale revaluation reserve:
Valuation gain recognised after tax		1	—	—
Cash flow hedges:
Loss recognised after tax		(11)	—	—
Actuarial gain on defined benefit plans after tax		—	1	4

Net (expense) income recognised directly in equity	14	(10)	1	4

Profit for the period		274	230	917

Total recognised income and expense for the period		264	231	921

The notes on pages 11 to 47 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

BALANCE SHEET as at 31 December 2005

			Consolidated
		Unaudited	Unaudited	Audited
	Note	31/12/2005	31/12/2004	30/09/2005
		$m	$m	$m
Assets

Liquid assets	4	1,852	2,365	1,857
Due from other financial institutions	5	5,624	3,189	5,472
Trading securities	6	751	1,060	912
Derivative financial instruments		1,490	1,937	1,270
Investment securities	7	1,250	1,294	1,270
Net loans and advances	8, 9, 10	70,940	62,712	69,139
Shares in associates and jointly controlled entities		167	23	158
Current tax assets		4	—	66
Other assets		623	866	945
Deferred tax assets		350	390	415
Premises and equipment		733	652	718
Goodwill and other intangible assets		3,281	3,410	3,279

Total assets		87,065	77,898	85,501

Liabilities

Due to other financial institutions		2,747	1,533	4,204
Deposits and other borrowings	11	58,638	57,458	59,546
Derivative financial instruments		1,583	2,298	1,660
Payables and other liabilities		1,513	1,714	1,589
Current income tax liabilities		—	143	—
Deferred tax liabilities		169	115	150
Provisions		147	141	142
Bonds and notes		9,857	2,901	6,139
Related party funding		2,643	2,616	2,650
Loan capital	12	1,457	1,363	1,475

Total liabilities		78,754	70,282	77,555

Net assets		8,311	7,616	7,946

Equity

Paid in share capital	13	5,943	5,943	5,943
Reserves	14	30	—	—
Retained profits	14	2,338	1,673	2,003

Total equity		8,311	7,616	7,946

The notes on pages 11 to 47 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CASH FLOW STATEMENT for the three months ended 31 December 2005

			Consolidated
		Unaudited	Unaudited	Audited
		3 months to	3 months to	Year to
	Note	31/12/2005	31/12/2004	30/09/2005
		$m	$m	$m
Cash flows from operating activities
Interest received		1,458	1,362	5,861
Dividends received		—	—	1
Fees and other income received		254	207	953
Interest paid		(1,100)	(799)	(3,589)
Operating expenses paid		(330)	(297)	(1,288)
Income taxes paid		(23)	(57)	(521)

Cash flows from operating profits before changes in operating assets and liabilities		259	416	1,417

Changes in operating assets and liabilities:
Net (increase) decrease in due from other financial institutions - term		(195)	686	(840)
Net decrease (increase) in trading securities		161	(380)	(232)
Net increase in derivative financial instruments		(227)	(485)	(456)
Net increase in loans and advances		(1,388)	(2,359)	(8,870)
Net decrease in other assets		503	271	222
Net (decrease) increase in due to other financial institutions - term		(467)	(42)	1,814
Net (decrease) increase in deposits and other borrowings		(1,395)	3,463	5,301
Net decrease in payables and other liabilities		(72)	(152)	(344)

Net cash flows (used in) provided by operating activities	21	(2,821)	1,418	(1,988)

Cash flows from investing activities
Proceeds from sale of shares in associates and jointly controlled entities		—	—	9
Proceeds from sale of shares in subsidiaries		—	—	158
Proceeds from sale of premises and equipment		15	14	66
Net decrease in investment securities		102	79	296
Purchase of shares in associates and jointly controlled entities		(4)	(2)	(166)
Purchase of premises and equipment		(63)	(59)	(263)

Net cash flows provided by investing activities		50	32	100

Cash flows from financing activities
Proceeds from bonds and notes		3,718	184	3,425
Redemptions of bonds and notes		—	—	(82)
Proceeds from loan capital		—	—	200
Redemptions of loan capital		—	—	(100)
Net decrease in related party funding		(7)	—	(127)
Dividends paid		—	—	(360)

Net cash flows provided by financing activities		3,711	184	2,956

Net cash flows (used in) provided by operating activities		(2,821)	1,418	(1,988)
Net cash flows from investing activities		50	32	100
Net cash flows from financing activities		3,711	184	2,956

Net increase in cash and cash equivalents		940	1,634	1,068
Cash and cash equivalents at beginning of the period		3,242	2,174	2,174

Cash and cash equivalents at end of the period		4,182	3,808	3,242

Reconciliation of cash and cash equivalents to the balance sheet
Liquid assets		1,852	2,365	1,857
Due from other financial institutions - less than 90 days		3,282	2,648	3,405
Due to other financial institutions - less than 90 days		(952)	(1,205)	(2,020)

Total cash and cash equivalents		4,182	3,808	3,242

The notes on pages 11 to 47 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

1.              ACCOUNTING POLICIES

(i)                                    Basis of preparation

The interim consolidated financial statements of ANZ National Bank Limited have been prepared in accordance with the requirements of New Zealand Equivalent to International Accounting Standard 34: Interim Financial Reporting (NZ IAS 34) and the Registered Bank Disclosure Statement (Off Quarter – New Zealand Incorporated Banks) Order 2005.

The financial statements have been prepared in accordance with New Zealand Generally Accepted Accounting Principles. They comply with New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’) and other applicable Financial Reporting Standards, as appropriate for profit-oriented entities. Compliance with NZ IFRS ensures that the financial statements also comply with International Financial Reporting Standards (‘IFRS’).

These financial statements should be read in conjunction with the consolidated financial statements for the year ended 30 September 2005. The financial statements for the year ended 30 September 2005 were prepared based on previous New Zealand Generally Accepted Accounting Principles (‘previous GAAP’). These financial statements include a comprehensive summary of the Banking Group’s revised accounting policies adopted under NZ IFRS and include reconciliations to previous GAAP (refer Note 26).

(ii)                                Changes in accounting policies

The Ultimate Parent Company, Australia and New Zealand Banking Group Limited, adopted the Australian equivalents to IFRS for the reporting period commencing 1 October 2005. Hence, from this date, the Banking Group has elected to prepare financial statements using NZ IFRS as issued by the International Accounting Standards Board and approved by the Accounting Standards Review Board.

This is the Banking Group’s first financial report prepared in accordance with NZ IFRS and NZ IFRS 1: First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards has been applied. An explanation of how the transition from previous GAAP to NZ IFRS has impacted the Banking Group’s reported financial position, financial performance and cash flows is set out in Note 26.

The accounting policies set out below have been consistently applied by the Banking Group to all periods presented in the consolidated financial report and in preparing an opening NZ IFRS balance sheet as at 1 October 2004, except for those policiesrelating to NZ IFRS for which comparatives are not restated as permitted under the first time adoption transitional provisions. NZ IFRS for which comparatives are not restated are NZ IAS 32: Financial Instruments: Disclosure and Presentation, NZ IAS 39: Financial Instruments: Recognition and Measurement, and NZ IFRS 4: Insurance Contracts. The accounting policies for financial instruments and insurance contracts applicable to the comparative information are consistent with those applied in the 30 September 2005 General Disclosure Statement.

(iii)                            Measurement base

The financial statements have been prepared on a going concern basis in accordance with historical cost concepts except that the following assets and liabilities are stated at their fair value: derivative financial instruments, securities treated as available for sale, financial instruments held for trading, certain financial liabilities designated at fair value through profit or loss and certain assets and liabilities designated as part of fair value hedging arrangements.

(iv)                               Accounting estimates

The preparation of the financial statements requires the use of management judgement, estimates and assumptions that affect reported amounts and the application of policies. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable. Actual results may differ from these estimates.

(v)                                   Consolidation

The financial statements consolidate the financial statements of ANZ National Bank Limited (the ‘Bank’) and its subsidiaries (the ‘Banking Group’).

Subsidiaries

Control means the power to govern, directly or indirectly, decision making in relation to the financial and operating policies of an entity so as to obtain benefits from its activities.

Where subsidiaries have been sold or acquired during the year, their operating results have been included to the date control ceases or from the date control is transferred to the Banking Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. The excess of the cost of acquisition over the fair value of the Banking Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Banking Group’s share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies of the subsidiary have been changed where necessary to ensure consistency with the policies adopted by the Banking Group.

Associates and joint ventures

Associates are all entities over which the Banking Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Joint ventures are entities over which the Banking Group has joint control. Joint control is the contractually agreed sharing of control and exists only when the strategic financial and operating decisions relating to the business activities of the joint venture require the unanimous consent of the parties sharing control.

The Banking Group adopts the equity method of accounting for associates and jointly controlled entities. The Banking Group’s investment in equity accounted associates and jointly controlled entities is initially recognised at cost and includes any attributable goodwill (net of accumulated impairment losses) identified on acquisition.

The Banking Group’s share of the post acquisition results of associates and jointly controlled entities is included in the consolidated income statement and its share of post-acquisition movements in reserves recognised in reserves. Shares in associates and jointly controlled entities are stated in the consolidated balance sheet at cost plus the Banking Group’s share of post acquisition net assets. Unrealised gains on transactions between the Banking Group and its associates and jointly controlled entities are eliminated to the extent of the Banking Group’s interest in the entity. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies of an associate or jointly controlled entity have been changed where necessary to ensure consistency with the policies adopted by the Banking Group.

Interests in associates and jointly controlled entities are reviewed at each reporting date for impairment. Any impairment is recognised in the income statement.

All significant activities of the Banking Group, with the exception of the ING New Zealand Joint Venture, are operated through wholly owned and controlled entities.

The Banking Group may invest in or establish special purpose entities to enable it to undertake specific types of transactions. Where the Banking Group controls such vehicles, they are consolidated into the Banking Group financial results.

(vi)                               Foreign currency

Functional and presentation currency

Items included in the financial statements of each of the Banking Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Banking Group’s financial statements are presented in New Zealand dollars, which is the Bank’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the date of the transaction. Foreign exchange gains and losses resulting from (i) the settlement of such transactions, and (ii) the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

From 1 October 2005, translation differences on non-monetary items held at fair value through profit or loss, are reported as part of the fair value gain or loss in the income statement. Translation differences on non-monetary items classified as available-for-sale financial assets are included in the available-for-sale revaluation reserve in equity.

Foreign operations

The results and financial position of all Banking Group entities that have a functional currency different from the Banking Group’s presentation currency, are translated into the Banking Group’s presentation currency as follows:

(i)                                     assets and liabilities of each foreign operation are translated at the rates of exchange ruling at balance date;

(ii)                                  revenue and expenses of each foreign operation are translated at the average exchange rate for the period; and

(iii)                               all resulting exchange differences are recognised in the foreign currency translation reserve.

When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated into the presentation currency at the closing rate at balance date.

(vii)                           Interest income and interest expense

Interest income and interest expense are recognised in the income statement as they accrue, using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or financial liability and allocates the interest income or interest expense, including any fees and directly related transaction costs that are an integral part of theeffective interest rate, over the expected life of the financial asset or liability. The application of the method has the effect of recognising income and expense on the financial asset or liability evenly in proportion to the amount outstanding over the period to maturity or repayment.

Loan commitment fees (together with related direct costs), are deferred and recognised as an adjustment to the effective interest on the loan once drawn.

Fees and commissions payable to brokers in respect of originating lending business, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

(viii)                       Fee and commission income

Fees and commission income integral to the effective yield of a financial asset or liability are recognised as an adjustment to the effective interest calculation and included in net interest income.

Fees and commissions that relate to the execution of a significant act (for example, advisory services, placement fees and underwriting fees) are recognised when the significant act has been completed.

Fees charged for providing ongoing services that represent the recoupment of the costs of providing service (for example, maintaining and administering existing facilities) are recognised as revenue over the period the service is provided.

(ix)                              Offsetting of income and expenses

Income and expenses are not offset unless required or permitted by an accounting standard. This generally arises in the following circumstances:

•                                          where transaction costs which are an integral part of the effective interest rate of a financial instrument measured at amortised cost are permitted to be offset against the interest income generated by the financial instrument;

•                                          where gains and losses relating to fair value hedges are assessed as being effective;

•                                          where gains and losses from a group of similar transactions are reported on a net basis such as foreign exchange gains and losses;

•                                          where amounts are collected on behalf of third parties, where the Banking Group is, in substance, acting as an agent only; or

•                                          where costs are incurred on behalf of customers from whom the Banking Group is reimbursed.

(x)                                  Trading securities

Trading securities are those financial assets classified as held for trading and comprise debt and equity securities and treasury notes purchased with the intent of being actively traded. Trading securities are initially recognised at fair value on trade date with transaction costs taken to the income statement. Gains and losses on subsequent revaluation are taken to the income statement. The assets are derecognised when the rights to receive cash flows have expired, or the Banking Group has transferred substantially all of the risks and rewards of ownership.

Fair value for listed and unlisted securities is determined by the price displayed by a willing buyer in a liquid market at the reporting date. Where a market price in a liquid market is not readily available, the fair value is determined by reference to the market price available for a security with similar credit, maturity and yield characteristics or by using industry standard pricing models.

(xi)                              Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments. Derivative financial instruments are entered into for trading purposes (including customer-related reasons) or for hedging purposes (where the derivative instruments are used to hedge the Banking Group’s exposures to interest rate risk, currency risk, price risk, credit risk and other exposures relating to non-tradingpositions).

Derivative financial instruments are recognised initially at fair value and subsequently remeasured at fair value. Fair values are obtained from quoted prices in active markets (including recent transactions) and valuation techniques including discounted cash flow models and option pricing models, as appropriate. Movements in the fair value of derivative financial instruments are recognised in the income statement, unless the derivative financial instrument meets the requirement for hedge accounting.

Where the derivative financial instrument is designated as, and effective as, a hedging instrument the timing of the recognition of any resultant gain or loss in the income statement is dependent on the hedging designation. These hedging designations and associated accounting are as follows:

(a) Fair value hedge

Where the Banking Group hedges the change in fair value of a recognised asset or liability or firm commitment, any change in the fair value of derivatives designated as fair value hedges are recognised in the income statement. Changes in the fair value of the hedged asset or liability are also recognised in the income statement to the extent that they are effectively hedged to offset the effect of the gain or loss on the hedging instrument with a corresponding adjustment to the carrying value of the hedged item.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The resulting adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to the income statement over the period to maturity. If the hedged item is sold or repaid, the balance of the adjustmentto the carrying value of the hedged item is recognised in the income statement.

(b) Cash flow hedge

The Banking Group designates derivatives as cash flow hedges where the instrument hedges the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction. The effective portion of changes in the fair value of derivatives qualifying and designated as cash flow hedges are deferred in equity, to the cash flow hedging reserve. Any ineffective portion is recognised in the income statement. Amounts deferred in equity are recognised in the income statement in the period during which the hedged forecast transactions take place. Where the forecast transaction that is hedged results in the recognition of a non-financial asset or non-financial liability, the gain or loss previously deferred in equity is transferred from equity and included in the initial measurement of the cost of the asset or liability.

When the hedge expires, is sold, terminated, exercised, or no longer qualifies for hedge accounting, the cumulative amount deferred in equity remains in the cash flow hedging reserve, and is subsequently transferred to the income statement when the hedged item is derecognised.

When a forecast transaction is no longer expected to occur, the amount deferred in equity is recognised in the income statement.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognised in the income statement.

Embedded derivatives

Derivatives embedded in financial instruments or other host contracts are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contracts, and the host contracts are not measured at fair value. The embedded derivative is reported at fair value with changes in fair value recognised in the income statement.

(xii)                          Investment securities

Investment securities are classified as available-for-sale securities. They comprise those securities which the Banking Group intends to hold for an indefinite period such as certain share investments, or, in the case of fixed term securities, normally until maturity, but which may be sold in response to liquidity needs. They are initially recorded at fair value plus transaction costs. Subsequent gains and losses arising from changes in fair value are included as a separate component of equity called ‘available-for-sale revaluation reserve’ until the asset is sold or impaired, at which time the cumulative gain or loss is transferred to the income statement.

Premiums and discounts are included within the calculation of the fair value of the security. Interest is accrued and recognised in accordance with the effective yield method.

(xiii)                      Net loans and advances

Net loans and advances are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and not classified as available-for-sale. The loans and advances are initially recognised at fair value including transaction costs that are directly attributable to the issue of the loan or advance. They are subsequently measured at amortised cost using the effective interest method, less any impairment loss. They are derecognised when the rights to receive cash flows have expired or the Banking Group has transferred substantially all the risks and rewards of ownership. Net loans and advances include direct finance provided to customers such as bank overdrafts, credit cards, term loans, finance lease receivables and commercial bills. Overdrafts, credit cards and term loans are carried at principal balances outstanding.

Customer financing through redeemable preference shares is included within net loans and advances. Dividends received on redeemable preference shares are taken to the income statement as part of interest income, when there is a right to receive income.

Finance lease receivables

Finance lease receivables include amounts due from lessees in relation to finance leases and hire purchase contracts.

The gross amount of contractual payments regarding lease finance to business customers that have a fixed rate and a fixed term are recorded as gross lease receivables and the unearned interest component is recognised as income yet to mature.

The finance lease receivables are initially recognised at amounts equal to the present value of the minimum lease payments, plus the present value of any unguaranteed residual value expected to accrue at the end of the lease term. Finance lease payments are allocated between interest revenue and reduction in the lease receivable over the term of the finance lease, reflecting a constant periodic rate of return on the net investment outstanding in respect of the lease.

Credit assessment

All loans are subject to regular scrutiny and graded according to the level of credit risk. Loans are classified as either productive or non-accrual.

Impaired assets include non-accrual loans, restructured loans and assets acquired through the enforcement of security.

Non-accrual loans include loans where the accrual of interest and fees has ceased due to doubt as to full recovery, and loans that have been restructured with an effective yield below the Banking Group’s average cost of funds at the date of restructuring. An individual provision is raised to cover the expected loss, where full recovery of principal is doubtful.

Restructured loans are those loans where the counterparty had difficulty complying with the original terms of the contract and the original terms have been modified to grant the counterparty concessional terms where the yield of the loan is equal to or greater than the Banking Group’s average cost of funds and below the yield applicable to a customer of equal credit standing.

Assets acquired through enforcement of security are those assets which are legally owned by the Banking Group as a result of enforcing security, other than any buildings occupied by the Banking Group.

Cash receipts on non-accrual loans are initially applied as a reduction in principal.

Past due assets are any loans that have not been operated by the counterparty within its key terms for at least 90 days.

Other assets under administration are any loans, not being impaired or past due, where the customer is in any form of voluntary or involuntary administration.

Impairment of loans and advances

Loans and advances are regularly reviewed for impairment loss. Credit loss provisions are raised for exposures that are known to be impaired. Loans are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and prior to the reporting date, and that loss event (or events) has had an impact on the estimated future cash flows of the individual loan or the collective portfolio of loans.

Impairment is measured individually for assets that are individually significant (or on a portfolio basis for small value loans), and then on a collective basis for those exposures not individually known to be impaired.

For those exposures that are assessed collectively, these are placed in pools of similar assets with similar risk characteristics. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similarto those in the collective pool. The historical loss experience is adjusted based on current observable data.

The estimated individual impairment loss is measured as the difference between the assets carrying amount and the estimated future cash flows discounted to their present value at the original effective interest rate. As this discount unwinds during the period between recognition of impairment and recovery of the written down amount, it is recognised in the income statement. The process of estimating the amount and timing of cash flows involves considerable management judgement. These judgements are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The provision for impairment loss (individual and collective) is deducted from loans and advances in the balance sheet and the movement for the reporting period is reflected in the income statement as impairment losses on loans and advances.

When a loan is uncollectible, it is written-off against the related provision for loan impairment. Subsequent recoveries of amounts previously written-off are taken to the income statement.

Where impairment losses recognised in previous periods are subsequently decreased or no longer exist, such impairments are reversed in the income statement.

(xiv)                         Operating leases

Leases as lessee

Operating lease payments are recognised as an expense on a systematic basis over the lease term.

Leases as lessor

Operating lease rentals are included in the income statement on a systematic basis over the lease term. Gross operating lease income comprises amounts received under the lease contracts.

Operating lease assets are stated at cost less accumulated depreciation and are included as part of premises and equipment. Depreciation is calculated using a systematic basis over the estimated useful lives of those assets after deducting any residual values. Residual values are reviewed at each reporting date to ensure they represent realistic estimates of net realisable value at lease expiry. The estimated lives of lease assets vary up to 10 years.

(xv)                             Repurchase agreements

Securities sold under repurchase agreements are retained in the financial statements where substantially all the risks and rewards of ownership remain with the Banking Group, and a counterparty liability is disclosed under the classifications of due to other financial institutions or deposits and other borrowings. The difference between the sale price and the repurchase price is amortised over the life of the repurchase agreement and charged to interest expense in the income statement.

Securities purchased under agreements to resell, where the Banking Group does not acquire the risks and rewards of ownership, are recorded as liquid assets, net loans and advances, or due from other financial institutions, depending on the term of the agreement and the counterparty. The security is not included in the balance sheet.

(xvi)                         Goodwill and other intangible assets

Goodwill

Purchased goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset. The carrying value of goodwill is reviewed for impairment at each reporting period and tested for impairment annually, or more frequently where there is an indication that thegoodwill may be impaired. This involves, where required, using discounted cash flow or capitalisation of earnings methodology to determine the expected future benefits of the cash generating unit to which goodwill has been allocated. Where the assessment results in the current carrying value of goodwill exceeding the value of expected future benefits, the difference is charged to the income statement. Any impairment write-down of goodwill is not reversed in subsequent periods.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other intangible assets

Other intangible assets comprise costs incurred in acquiring and building software and computer systems (referred to as software).

Software is amortised using the straight-line method over its expected useful life to the Banking Group. The period of amortisation is between 3 and 5 years except for the branch front-end applications where 7 years is used.

At each reporting date, the software assets are reviewed for impairment against impairment indicators. If any indication of impairment exists, the recoverable amount of the assets are estimated and compared against the existing carrying value. Where the existing carrying value exceeds the recoverable amount, the difference is charged to the income statement.

Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

(xvii)                     Premises and equipment

Premises and equipment are carried at cost less accumulated depreciation and impairment.

The gain or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the income statement in the period of disposal.

Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Banking Group, using the straight-line method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5% - 33%
Motor vehicles	20%

Leasehold improvements are amortised on a straight-line basis over the shorter of their useful lives or remaining terms of the lease.

At each reporting date, the carrying amounts of premises and equipment are reviewed for indications of impairment. If any such indication exists, the recoverable amount of the assets are estimated and compared against the existing carrying value. Where the asset’s existing carrying value exceeds its recoverable amount the difference is charged to the income statement. Where the asset does not generate cash flows that are independent from other assets, the Banking Group estimates the recoverable amount of the group of assets to which the asset belongs.

(xviii)                 Deposits and other borrowings

Deposits and other borrowings include certificates of deposit, interest bearing deposits, debentures and other related interest bearing financial instruments. Deposits and other borrowings are initially recognised at fair value plus transaction costs and subsequently measured at amortised cost. The interest expense is recognised using the effective interest method as explained in Accounting Policy (vii).

From 1 October 2005, commercial paper has been designated at fair value through profit or loss, with fair value movements recorded directly in the income statement.

(xix)                        Bonds, notes and loan capital

Bonds, notes and loan capital are initial recognised at fair value plus transaction costs and subsequently stated at amortised cost. Interest expense is recognised in the income statement using the effective interest method.

(xx)                            Income tax

Income tax expense

Income tax on profits for the period comprises current and deferred tax. It is recognised in the income statement as tax expense, except when it relates to items credited directly to equity, in which case it is recorded in equity, or where it arises from the initial accounting for a business combination, in which case it is included in the determination of goodwill.

Current tax

Current tax is the expected tax payable on taxable income for the period, based on tax rates (and tax laws) which are enacted or substantively enacted by the reporting date and including any adjustment for tax payable in previous periods. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the tax balance sheet liability method. Deferred tax arises by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date. The measurement reflects the tax consequences that would follow from the manner in which the Banking Group, at the reporting date, recovers or settles thecarrying amount of its assets and liabilities.

Deferred tax liabilities are recognised for all taxable temporary differences, other than those in relation to taxable temporary differences arising from goodwill. In addition deferred tax liabilities are recognised for taxable temporary differences arising on investments in controlled entities, branches, associates and joint ventures, except where the Banking Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets associated with these interests are recognised only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and there will be sufficient taxable profits against which to utilise the benefits of the temporary difference.

Deferred tax assets, including those related to the tax effects of income tax losses and credits available to be carried forward, are recognised only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences or unused tax losses and credits can be utilised.

Deferred tax related to fair value re-measurement of available-for-sale financial assets and cash flow hedges, which are charged or credited directly to equity, is also charged or credited directly to equity and subsequently recognised in the income statement together with the deferred gain or loss on the related asset or liability.

Current and deferred tax assets and liabilities are offset only to the extent that they relate to income taxes imposed by the same taxation authority and there is a legal right and intention to settle on a net basis and it is allowed under the tax law.

(xxi)                        Employee benefits

The Banking Group has elected to apply the amendments to NZ IAS 19 Employee Benefits (as published to May 2006) early with effect from 1 October 2004. As a result, defined benefit superannuation scheme actuarial gains and losses are taken directly to retained profits.

Leave benefits

The amounts expected to be paid in respect of employees’ entitlements to annual leave are accrued at expected salary rates including on-costs. Liability for long service leave is calculated and accrued for in respect of all applicable employees (including on-costs) using an actuarial valuation.

Superannuation schemes

The Banking Group’s contributions to its defined contribution cash accumulation scheme are recognised as a personnel expense in the income statement when due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. The Banking Group has no further payment obligations once the contributions have been paid.

The Banking Group operates two defined benefit superannuation schemes. The liability and expense related to providing benefits to employees under each of the defined benefit schemes are calculated by independent actuaries. A defined benefit liability is recognised to the extent that the present value of the defined benefit obligation of each scheme, calculated using the Projected Unit Credit Method, is greater than the fair value of the scheme assets. Where this calculation results in a benefit to the Banking Group, a defined benefit asset is recognised. The present value of the defined benefit obligation is determined by discounting the estimated future outflows by reference to New Zealand 10- year government bond rates.

In each subsequent reporting period, ongoing movements in the carrying value of the defined benefit liability or asset are treated as follows:

•                                          net movement relating to the current period’s service cost, interest cost, expected return on scheme assets, past service costs and other costs (such as the effects of any curtailments and settlements), is recognised as an employee expense in the income statement;

•                                          movements relating to actuarial gains and losses are recognised directly in retained profits; and

•                                          cash contributions incurred are recognised directly against the defined benefit liability or asset.

The assets of the defined benefit and cash accumulation superannuation schemes are held in trust and are not included in these financial statements as the Banking Group does not have direct or indirect control of these schemes. The benefits under the schemes are provided from contributions by employee members and by the Banking Group, and from income earned by the assets of the schemes. Members’ contributions are at varying rates. Actuarial valuations are carried out at minimum of every three years in accordance with the schemes’ Trust Deed and superannuation legislation.

Share-based compensation

The Banking Group’s employees participate in various equity settled share-based compensation plans operated by the Ultimate Parent Bank, Australia and New Zealand Banking Group Limited (‘ANZ’) and largely comprise the Employee Share Acquisition Plan and the ANZ Share Option Plan. The Banking Group purchases ANZ share and share options for the benefit of it’s employees from the ultimate parent bank, ANZ.

ANZordinary shares

The fair value of ANZ ordinary shares granted under the Employee Share Acquisition Plan is measured at grant date, using the one-day volume weighted average market price. The fair value is expensed immediately when shares vest immediately. Where shares are subject to a vesting period, the Banking Group initially recognises a net share compensation asset reflecting the fair value of unvested shares issued to employees of the Banking Group. The fair value of unvested shares is amortised to profit and loss on a straight-line basis over the vesting period (normally three years) as employee services are received.

Share options

The fair value of ANZ share options is measured at grant date, using a Black-Scholes option pricing model. The fair value is expensed on a straight-line basis over the relevant vesting period. This is recognised as an employee compensation expense with a corresponding increase in the share options liability account.

The option pricing model takes into account the exercise price of the option, the risk free interest rate, the expected volatility of the ANZ ordinary share price and other factors. Market vesting conditions are taken into account in estimating the fair value.

Other adjustments

The amount of expense recognised during the vesting period is adjusted for the number of shares or options expected to vest. Non-market vesting conditions (e.g. service conditions) are taken into account, so that ultimately the expense recognised in the income statement reflects the number of shares or share options that actually vest.

(xxii)                    Capitalised expenses

Direct external expenses, comprising direct and incremental costs related to the acquisition of interest earning assets, including structured institutional lending, mortgages and finance leases, are initially recognised as part of the cost of acquiring the asset and written-off as an adjustment to its expected yield over its expected life using the effective interest method. The write-off is to interest income as part of the effective interest rate. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the particular asset portfolio, taking into account contractual obligations and prepayment experience assessed on a regular basis. Impairment of capitalised expenses is assessed through comparing the actual behaviour of the portfolio against initial expected life assumptions.

(xxiii)                Provisions

The Banking Group recognises provisions when there is a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. The amount recognised is the best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. Any expected third party recoveries are recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(xxiv)                   Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (‘GST’) except where the amount of GST incurred is not recoverable from the Inland Revenue Department (‘IRD’). In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the IRD is included as ‘other assets’ or ‘other liabilities’ in the balance sheet.

Cash flows are included in the cash flow statement on a net basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the IRD are classified as operating cash flows.

(xxv)                       Offsetting of assets and liabilities

Assets and liabilities are offset and the net amount reported in the balance sheet only where:

•                                          There is a current enforceable legal right to offset the asset and liability; and

•                                          There is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(xxvi)                   Contingent liabilities

Contingent liabilities are recognised as liabilities on the balance sheet when the following requirements are met:

•                                          the transaction is probable in that the contingency is likely to occur; and

•                                          the contingency can be reasonably estimated.

Further disclosure is made within Note 18, where the above requirements are not met but there is a possible obligation that is higher than remote. Specific details are provided together with an estimate of the range or a statement that such an estimate is not possible.

(xxvii)               Segment reporting

Business segments are distinguished components of the Banking Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and rewards that are different to those components operating in other economic environments.

Business segments are the Banking Group’s primary reporting segments. For reporting purposes the four major business segments are Retail Banking, Relationship Banking, Institutional and UDC. The Banking Group operates primarily in one geographic segment, New Zealand.

(xxviii)           Statement of cash flows

Basis of preparation

The statement of cash flows has been prepared using the direct approach modified by the netting of the certain items as disclosed below.

Cash and cash equivalents

Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than three months and bank overdrafts repayable on demand.

Netting of cash flows

Certain cash flows have been netted in order to provide more meaningful disclosure, as many of the cash flows are received and disbursed on behalf of customers and reflect the activities of the customers rather than those of the Banking Group. These include customer loans and advances, customer deposits, certificates of deposit, related party balances and trading securities.

(xxix)                  Securitisation, funds under management, and other fiduciary activities

Certain subsidiaries of the Bank act as trustees and/or managers for a number of investment funds, including retirement funds. The Bank provides private banking services to customers including portfolio management. The assets of the managed funds and private banking clients are not included in these financial statements, as direct or indirect control of the assets is not held by the Banking Group. Commissions and fees earned in respect of the Banking Group’s funds under management are included in net operating income.

Financial services provided by any member of the Banking Group to discretionary private banking activities or entities conducting funds management, and assets purchased from discretionary private banking activities or entities conducting funds management are on arm’s length terms and conditions, and at fair value.

Securitised assets are derecognised when the right to receive cashflows have expired or the Banking Group has transferred substantially all the risks and rewards of ownership.

(xxx)                      Life insurance

The Banking Group’s life insurance business was conducted through NBNZ Life Insurance Limited until 30 September 2005 and its results consolidated until that date. On 30 September 2005, NBNZ Life Insurance Limited was sold to ING (NZ) Holdings Limited, a jointly controlled entity of the Bank, which is accounted for in accordance with the equity method of accounting.

The operating results have been determined in accordance with the “Margin on Services” methodology. Insurance premiums on policies are included in the income statement. Surrenders/cancellations are recognised when paid. Claims are recognised when the liability to the policyholder under the policy contract has been established.

Policy liabilities and other liabilities are measured at the net present value of estimated future cash flows, in accordance with the “Margin on Services” methodology. Changes in the net present values are recognised in the income statement as revenue or expenses in the period in which they occur.

Independent actuaries Melville Jessup Weaver are employed to determine the valuation of the policy liabilities, in accordance with the standards of the New Zealand Society of Actuaries. Actuarial valuations are carried out annually.

(xxxi)                  Comparatives

To ensure consistency with the current year, all comparative figures have been restated where appropriate for the changes resulting from the adoption of NZ IFRS except for those policies for which comparatives are not restated as permitted under the first time adoption transitional provisions (refer Accounting Policy (ii)).

2.              RISK MANAGEMENT POLICIES

There has been no material change in the Banking Group’s policies for managing risk, or material exposures to any new types of risk since the publication date of the previous Disclosure Statement on 21 November 2005.

3.              INCOME TAX EXPENSE

		Consolidated
	Unaudited	Unaudited	Audited
	3 months to	3 months to	Year to
	31/12/2005	31/12/2004	30/09/2005
	$m	$m	$m

Income tax expense on operating profit	125	101	404

Effective tax rate	31.3%	30.5%	30.6%

4.              LIQUID ASSETS

Cash and balances with central banks	429	431	266
Money at call	1,382	1,749	1,438
Bills receivable and remittances in transit	41	185	153

Total liquid assets	1,852	2,365	1,857

5.              DUE FROM OTHER FINANCIAL INSTITUTIONS

Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	93	56	92
Due from other financial institutions	5,531	3,133	5,380

Total due from other financial institutions	5,624	3,189	5,472

Included within due from other financial institutions are the following balances:
Able to be withdrawn without prior notice	855	1,307	666
Securities purchased under agreement to resell	1,140	634	930

As at 31 December 2005, assets of $984 million were encumbered through repurchase agreements (31/12/2004 $161 million; 30/09/2005 $643 million).

6.              TRADING SECURITIES

Government, Local Body stock and bonds	104	548	332
Certificates of deposit	250	157	316
Promissory notes	383	304	246
Other	14	51	18

Total trading securities	751	1,060	912

As at 31 December 2005, assets of $104 million were encumbered through repurchase agreements (31/12/2004 $548 million; 30/09/2005 $332 million).

7.              INVESTMENT SECURITIES

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2005	31/12/2004	30/09/2005
	$m	$m	$m
Amortised cost
Government, Local Body stock and bonds	—	956	1,250
Floating rate notes	—	305	20
Other	—	33	—

Total investment securities - recognised at amortised cost	—	1,294	1,270

Adoption of NZ IAS 39 on 1 October 2005

With effect from 1 October 2005, investment securities have been classified as available-for-sale and recorded at fair value, with gains or losses arising from changes in fair value recognised directly in equity in the ‘Available-for-sale revaluation reserve’.

Available-for-sale
Government, Local Body stock and bonds	1,230	—	—
Floating rate notes	20	—	—
Other	—	—	—

Total investment securities - recognised at fair value	1,250	—	—

Total investment securities	1,250	1,294	1,270

Included within investment securities is the following balance:
Investments used to secure deposit obligations	225	217	222

8.              NET LOANS AND ADVANCES

Overdrafts	1,712	1,714	1,811
Credit card outstandings	1,217	1,151	1,128
Term loans - housing	39,594	34,865	38,338
Term loans - non-housing	28,767	25,216	28,175
Finance leases	250	268	522
Hire purchase contracts	306	558	381

Gross loans and advances	71,846	63,772	70,355
Allowance for impairment losses on loans and advances (Note 10)	(496)	(644)	(666)
Unearned finance income	(259)	(416)	(550)
Deferred fee revenue and expenses(1)	(52)	—	—
Fair value hedge adjustment(1)	(99)	—	—

Total net loans and advances	70,940	62,712	69,139

Included within net loans and advances is the following related party balance:
ANZ Holdings (New Zealand) Limited (Parent Company)	189	178	126

The balance owing by the Parent Company is due within the next twelve months. Interest is received at variable bank rates.

(1) Deferred fee revenue and expenses and fair value hedge adjustment are new balance sheet categories arising from adoption of NZ IAS 39 from 1 October 2005.

9.              IMPAIRED ASSETS, PAST DUE ASSETS AND OTHER ASSETS UNDER ADMINISTRATION

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2005	31/12/2004	30/09/2005
	$m	$m	$m
On-balance sheet impaired assets, past due assets and other assets under administration
Non-accrual loans	199	112	213
Past due assets (90 day past due assets)	66	76	72
Other assets under administration	—	—	—

Total on-balance sheet impaired assets, past due assets and other assets under administration	265	188	285

Off-balance sheet impaired assets	9	3	7

Total impaired assets, past due assets and other assets under administration	274	191	292

10.       ALLOWANCE FOR IMPAIRMENT LOSSES ON LOANS AND ADVANCES

Collective provision
Balance at beginning of the period	568	560	560
Adjustment on adoption of NZ IAS 39 on 1 October 2005	(154)	—	—
(Credit) charge to income statement	(6)	32	122
Transfer to individual provision(1)	—	(15)	(135)
Recoveries	—	5	21

Balance at end of the period	408	582	568

Individual provision (non-accrual loans)
Balance at beginning of the period	98	73	73
Adjustment on adoption of NZ IAS 39 on 1 October 2005	(6)	—	—
Charge to income statement	7	—	—
Recoveries	5	—	—
Bad debts written off	(16)	(26)	(110)
Transfer from collective provision(1)	—	15	135

Balance at end of the period	88	62	98

Total allowance for impairment losses on loans and advances	496	644	666

The following provides a reconciliation of the above movements in provisions to the impairment losses on loans and advances reported in the Income Statement

Movement in collective provision	(6)
Movement in individual provision	(4)
Bad debts written off	16
Recoveries	(5)

Impairment losses on loans and advances	1

Total allowance for impairment losses on loans and advances has been deducted from gross loans and advances.

(1) Under NZ IFRS, there is no transfer between the collective and individual provisions from 1 October 2005, due to the change in impairment methodology from this date.

11.       DEPOSITS AND OTHER BORROWINGS

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2005	31/12/2004	30/9/2005
	$m	$m	$m
Amortised cost
Certificates of deposit	4,124	5,432	4,652
Term deposits	23,984	21,642	22,957
Demand deposits	21,356	19,577	20,350
Commercial paper	—	8,459	9,255
Secured debenture stock	2,157	2,148	2,132
Secured deposits	200	200	200

Total deposits and other borrowings - recognised at amortised cost	51,821	57,458	59,546

Adoption of NZ IAS 39 on 1 October 2005
With effect from 1 October 2005, commercial paper has been recognised at fair value, with fair value movements recognised in the income statement.

Fair value through the profit or loss
Commercial paper	6,817	—	—

Total deposits and other borrowings - recognised at fair value	6,817	—	—

Total deposits and other borrowings	58,638	57,458	59,546

UDC Finance Limited secured debentures

Registered secured debenture stock is constituted and secured by trust deeds between certain companies within the UDC Group and independent trustees. The trust deeds create floating charges over all the assets, primarily loans and advances and operating lease assets, of those companies.

Commercial paper

Commercial paper issued by ANZ National (Int’l) Limited is guaranteed by the Bank.

12. LOAN CAPITAL

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2005	31/12/2004	30/09/2005
	$m	$m	$m

AUD 207,450,000 term subordinated floating rate loan	222	225	228
AUD 265,740,000 perpetual subordinated floating rate loan	285	288	292
AUD 186,100,000 term subordinated floating rate loan	200	—	205
NZD term subordinated fixed rate bonds	750	850	750

Total loan capital	1,457	1,363	1,475

Included within loan capital is the following related party balance:
Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	707	513	725

AUD 207,450,000 loan

This loan was drawn down on 31 August 2004 and has an ultimate maturity date of 31 August 2014. The Bank may elect to repay the loan on 31 August each year commencing from 2009 through to 2014. All interest is payable half yearly in arrears, with interest payments due 28 February and 31 August. Interest is based on BBSW + 0.40% p.a. up until, and including, 31 August 2009 and increases to BBSW + 0.90% p.a. thereafter.

AUD 265,740,000 loan

This loan was drawn down on 27 September 1996 and has no fixed maturity. Interest is payable half yearly in arrears based on BBSW + 0.95% p.a., with interest payments due 15 March and 15 September.

AUD 186,100,000 loan

This loan was drawn down on 19 April 2005 with an ultimate maturity date of 20 April 2015. The Bank may elect to repay the loan on 19 April each year commencing from 2010 through to 2015. All interest is payable haly yearly in arrears, with interest payments due 19 April and 19 October. Interest is based on BBSW + 0.32% p.a. to 19 April 2010 and increases to BBSW + 0.82% p.a. thereafter.

NZD term subordinated fixed rate bonds

The terms and conditions of these fixed rate and fixed term bonds are as follows:

New Zealand Exchange listed bonds

Issue date	Amount $m	Coupon rate	Call date	Maturity date
23 July 2002	300	7.04%	23 July 2007	23 July 2012

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest rate swap rate plus 0.80% p.a. Interest is payable half yearly in arrears based on the fixed coupon rate.

As at 31 December 2005 these bonds carried an A+ rating by Standard & Poor’s.

The bonds are listed on the NZX. On 10 October 2002 the Market Surveillance Panel of the NZX granted the Bank a waiver from the requirements of Listing Rules 10.4 and 10.5. Rule 10.4 relates to the provision of preliminary announcements of half yearly and annual results to the NZX. Rule 10.5 relates to preparing and providing a copy of half yearly and annual reports to the NZX. The Bank has been granted a waiver from these rules on the conditions that the Bank’s quarterly General Disclosure Statement (‘GDS’) is available on the Bank’s website, at any branch and at the NZX; that bondholders are advised by letter that copies of the GDS are available at the above locations; that all bondholders are notified on an ongoing basis, by way of a sentence included on the notification of interest payments, that the latest GDS is available for review at the above locations; and that a copy of the GDS is sent to the NZX on an ongoing basis.

Non listed bonds

Issue date	Amount $m	Coupon rate	Call date	Maturity date
15 March 2001	100	6.87%	18 April 2006	18 April 2011
15 March 2002	125	7.61%	16 April 2007	16 April 2012
15 July 2002	125	7.40%	17 September 2007	17 September 2012
20 February 2003	100	6.46%	20 August 2008	20 August 2013

	450

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest rate swap rate plus 1.00% p.a., apart from the 20 August 2013 bonds, which will continue to pay interest to maturity at the five year interest rate swap rate plus 0.97% p.a. Interest is payable half yearly in arrears based on the fixed coupon rate. On 15 April 2005, the Bank redeemed bonds with face value of $100 million and coupon rate of 8.36%.

As at 31 December 2005 these bonds carried an A+ rating by Standard & Poor’s.

Loan capital is subordinated in right of payment to the claims of depositors and all creditors of the Bank.

13.       PAID IN SHARE CAPITAL

Consolidated
	Unaudited	Unaudited	Audited
	31/12/2005	31/12/2004	30/09/2005
	$m	$m	$m
Paid in share capital

Paid in share capital at beginning and end of the period	5,943	5,943	5,943

Voting rights

At a meeting: on a show of hands or vote by voice every member who is present in person or by proxy or by representative shall have one vote.

On a poll: every member who is present in person or by proxy or by representative shall have on vote for every share of which such member is the holder.

14.       RESERVES AND RETAINED PROFITS

Available-for-sale revaluation reserve
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	—	—
Revaluation movement during period, net of tax	1	—	—

Balance at end of the period	1	—	—

Cash flow hedging reserve
Adjustment on adoption of NZ IAS 39 on 1 October 2005	40	—	—
Revaluation movement during period, net of tax	(11)	—	—

Balance at end of the period	29	—	—

Total reserves	30	—	—

Retained profits
Balance at beginning of the period	2,003	1,442	1,442
Adjustment on adoption of NZ IAS 39 on 1 October 2005	61	—	—

Adjusted balance at beginning of the period	2,064	1,442	1,442
Profit for the period	274	230	917

Total available for appropriation	2,338	1,672	2,359
Actuarial gain on defined benefit plans	—	1	4
Dividends paid	—	—	(360)

Balance at end of the period	2,338	1,673	2,003

15.       INTEREST EARNING AND DISCOUNT BEARING ASSETS AND LIABILITIES

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2005	31/12/2004	30/09/2005
	$m	$m	$m

Interest earning and discount bearing assets	80,243	70,285	78,562

Interest and discount bearing liabilities	71,098	62,477	70,061

16.       COMMITMENTS

Capital expenditure

Contracts for outstanding capital expenditure:

Premises and equipment
Not later than 1 year	42	46	56

Total capital expenditure commitments	42	46	56

Lease rentals

Future minimum lease payments under non-cancellable operating leases:

Premises and equipment
Not later than 1 year	81	75	80
Later than 1 year but not later than 5 years	171	171	165
Later than 5 years	28	50	27

Total lease rental commitments	280	296	272

Total commitments	322	342	328

17.       SEGMENTAL ANALYSIS

For management purposes the Banking Group is organised into four major business segments including Retail Banking, Relationship Banking, Institutional and UDC. Centralised back office and corporate functions support these business units.

A summarised description of each business segment is shown below:

Retail Banking

Provides banking products and services to the personal banking segment and the small business segment through separate ANZ and The National Bank branded distribution channels. Personal banking customers have access to a wide range of financial services and products. Small business banking services are offered to enterprises with annual revenues of less than $5 million.

Relationship Banking

This segment provides services to rural, commercial and corporate customers. A full range of banking products and services are provided to Rural customers. Corporate and Commercial customers consist of medium to large businesses with annual revenues from $5 million to $150 million. The Banking Group’s relationship with these businesses ranges from simple banking requirements with revenue from traditional lending and deposit products, to more complex arrangements with revenue sourced from a wider range of products and services.

Institutional	Comprises businesses that provide a full range of financial services to the Banking Group’s largest corporate and institutional customers.

UDC	Provides vehicle and equipment finance and rental services. Operates in New Zealand as UDC and Esanda FleetPartners.

Other	Includes Treasury and back office support functions, none of which constitutes a separately reportable segment.

Business segment analysis (1)

	Retail	Relationship				Consolidated
	Banking	Banking	Institutional	UDC	Other	Total
	$m	$m	$m	$m	$m	$m
Unaudited 3 months to 31/12/2005

Segment revenue (2)	397	132	109	23	81	742
Segment result (3)	177	85	82	10	45	399

Unaudited 3 months to 31/12/2004

Segment revenue (2)	387	119	89	27	57	679
Segment result (3)	153	71	61	13	33	331

Audited year to 30/09/2005

Segment revenue (2)	1,546	522	391	114	194	2,767
Segment result (3)	617	321	282	59	42	1,321

(1)	Results are equity standardised
(2)

Segment revenue is revenue reported in the Banking Group’s income statement that is directly attributable to a segment. Segment expense is expense resulting from the operating activities of a segment that is directly attributable to the segment. Segment expense does not include income tax expense.

(3)	Segment result is segment revenue less segment expense.

18.       CONTINGENT LIABILITIES, CREDIT RELATED COMMITMENTS AND MARKET RELATED CONTRACTS

		Consolidated
	Unaudited	Unaudited	Audited
	31/12/2005	31/12/2004	30/9/2005
	$m	$m	$m
The estimated face or contract values are as follows:

Contingent liabilities
Financial guarantees	1,442	1,247	1,338
Standby letters of credit	352	241	285
Transaction related contingent items	309	319	306
Trade related contingent liabilities	225	246	236

Total contingent liabilities	2,328	2,053	2,165

Credit related commitments
Commitments with certain drawdown due within one year	1,338	1,580	1,064
Underwriting facilities	—	55	—
Commitments to provide financial services	19,169	16,480	17,634

Total credit related commitments	20,507	18,115	18,698

Foreign exchange, interest rate and equity contracts
Exchange rate contracts	61,829	45,840	59,391
Interest rate contracts	167,329	123,441	150,492
Equity contracts	30	39	39

Total foreign exchange, interest rate and equity contracts	229,188	169,320	209,922

The detailed and estimated maximum amount of contingent liabilities that may become payable are set out below.

Contingent tax liability

As previously disclosed, the New Zealand Inland Revenue Department (‘IRD’) is reviewing a number of structured finance transactions as part of an audit of the 2000 to 2003 tax years. This is part of an industry-wide review by the IRD of these transactions undertaken in New Zealand.

The Bank has received Notices of Proposed Adjustment (the ‘Notices’) in respect of some of these transactions. The Notices are formal advice that the IRD is proposing to amend tax assessments. The Notices are not tax assessments and do not establish a tax liability but are the first step in a formal disputes process.

As expected, in March 2005 the IRD issued amended tax assessments as a follow up to the Notices in respect of two of these transactions for the 2000 tax year (prior to that tax year becoming statute-barred).

Based on the independent tax and legal advice obtained, the Bank is confident that the tax treatment it has adopted for these transactions and all similar transactions is correct.

The tax adjustments proposed so far by the IRD cover the 2000 to 2003 tax years and imply a maximum potential liability of $159 million ($212 million with interest tax effected).

The IRD is also investigating other transactions undertaken by the Banking Group, which have been subject to the same tax treatment. Should the same position be taken by the IRD for all years on all these transactions, including those that the Notices cover, the maximum potential liability would be approximately $360 million ($442 million with interest tax effected) as at 31 December 2005.

Of the maximum potential tax liability in dispute, it has been estimated that approximately $99 million ($126 million with interest tax effected) is subject to indemnities given by Lloyds TSB Bank plc under the agreement by which the Bank acquired the NBNZ Group, and which relate to transactions undertaken by NBNZ Group before December 2003.

This leaves a net potential tax liability as at 31 December 2005 of $261 million ($316 million with interest tax effected).

All of these transactions have now either matured or been terminated.

Other contingent liabilities

Following a Commerce Commission investigation of the banking industry as a whole in relation to the disclosure of currency conversion fees on foreign currency credit and debit card transactions, the Bank has been charged under the Fair Trading Act 1986 in relation to ANZ and National Bank branded credit card products. In addition, the Bank has received a civil claim, with the Commerce Commission as plaintiff, seeking compensation for effected ANZ branded cardholders. Any possible liability the Bank may face cannot be reliably estimated.

19.       CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk to individual counterparties

The number of individual counterparties other than banks or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of limits:

Consolidated
	Unaudited 31/12/2005		Unaudited 31/12/2004		Audited 30/09/2005
	Number of Counterparties		Number of Counterparties		Number of Counterparties
		Peak for		Peak for		Peak for
	As at	the quarter	As at	the quarter	As at	the quarter

10% to 20% of equity	1	2	4	4	1	2

As noted above, the number of individual counterparties disclosed within the various equity ranges is based on counterparty limits rather than actual exposures outstanding. No account is taken of security and/or guarantees which the Banking Group may hold in respect of the various counterparty limits.

The amount and percentage of quarter end and peak end-of-day credit exposures to individual counterparties other than banks or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of day credit exposures equals or exceeds 10% of equity (as at the end of the quarter), by credit rating:

	Consolidated
	Unaudited 31/12/2005		Unaudited 31/12/2004		Audited 30/09/2005
	% of Total		% of Total		% of Total
	Amount	Credit Exposure	Amount	Credit Exposure	Amount	Credit Exposure
	$m		$m		$m
As at

Investment grade credit rating (Note 1)	1,045	100.0%	4,256	100.0%	946	100.0%

Peak for the quarter

Investment grade credit rating (Note 1)	1,991	100.0%	4,296	100.0%	1,815	100.0%

Concentrations of credit risk to bank counterparties

The number of bank counterparties or groups of closely related counterparties of which a bank is the parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of actual exposures:

	Consolidated
	Unaudited 31/12/2005		Unaudited 31/12/2004		Audited 30/09/2005
	Number of Counterparties		Number of Counterparties		Number of Counterparties
		Peak for		Peak for		Peak for
	As at	the quarter	As at	the quarter	As at	the quarter

10% to 20% of equity	2	2	1	2	3	2

20% to 30% of equity	—	—	—	—	—	2

The amount and percentage of quarter end and peak end-of-day credit exposures to bank counterparties or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter), by credit rating:

	Consolidated
	Unaudited 31/12/2005		Unaudited 31/12/2004		Audited 30/09/2005
	% of Total		% of Total		% of Total
	Amount	Credit Exposure	Amount	Credit Exposure	Amount	Credit Exposure
	$m		$m		$m
As at

Investment grade credit rating (Note 1)	2,674	100.0%	804	100.0%	3,378	100.0%

Peak for the quarter

Investment grade credit rating (Note 1)	2,676	100.0%	1,824	100.0%	5,611	100.0%

Note 1

All of the individual and bank counterparties included in the above tables have an investment grade rating. An investment grade credit rating means a credit rating of BBB- or Baa3 or above, or its equivalent. In the case of a group of closely related counterparties, the credit rating applicable is that of the entity heading the group of closely related counterparties. The credit rating is applicable to an entity’s long term senior unsecured obligations payable in New Zealand, in New Zealand dollars, or to an entity’s long term senior unsecured foreign currency obligations.

Concentrations of credit risk to connected persons

	Consolidated
	Unaudited 31/12/2005		Unaudited 31/12/2004		Audited 30/09/2005
	Amount	% of Group Tier 1 Capital	Amount	% of Group Tier 1 Capital	Amount	% of Group Tier 1 Capital
	$m		$m		$m
Aggregate at end of period
Connected persons (Note 2)	1,069	21.3%	1,047	24.8%	904	19.3%
Non-bank connected persons (Note 3)	—	0.0%	—	0.0%	—	0.0%
Peak end-of-day for the quarter (Note 4)
Connected persons	1,118	22.3%	1,284	30.4%	1,004	21.5%
Non-bank connected persons	—	0.0%	—	0.0%	—	0.0%
Rating-contingent limit (Note 5)
Connected persons	n/a	70.0%	n/a	70.0%	n/a	70.0%
Non-bank connected persons	n/a	15.0%	n/a	15.0%	n/a	15.0%

The credit exposure concentrations disclosed for connected persons are on the basis of actual gross exposures and exclusive of exposures of a capital nature. The peak end-of-day credit exposures for the quarter to connected persons are measured over Tier 1 Capital as at the end of the quarter. There are no individual provisions provided against credit exposures to connected persons as at 31 December 2005 (31/12/2004 $nil; 30/09/2005 $nil). The Banking Group had no contingent exposures arising from risk lay-off arrangements to connected persons as at 31 December 2005 (31/12/2004 $nil; 30/09/2005 $nil).

Note 2

The Banking Group has amounts due from its Ultimate Parent Company and other entities within the Ultimate Parent Group arising from the ordinary course of its business. These balances arise primarily from deposits of surplus foreign currency and other foreign currency transactions.

Note 3

Non-bank connected persons exposures consist of loans to directors of the Bank. All loans were made in the ordinary course of business of the Bank, on an arm’s length basis and on normal commercial terms and conditions. There are no loans made to other directors of the Banking Group.

Note 4

The method of calculating the peak end-of-day disclosure above differs from that applied in determining the connected persons’ limit under the Bank’s Conditions of Registration. The peak end-of-day disclosure is measured against Tier 1 Capital at quarter end whereas the connected persons’ exposure under the Conditions of Registration is measured against Tier 1 Capital on a continuous basis. The Banking Group has complied with the limits on aggregate credit exposures (of a non-capital nature and net of individual provisions) to connected persons and non-bank connected persons, as set out in the Conditions of Registration, at all times during the quarter.

Note 5

Represents the maximum peak end-of-day aggregate credit exposures limit (exclusive of exposures of a capital nature and net of individual provisions) to all connected persons. This is based on the rating applicable to the Bank’s long term senior unsecured NZD obligations payable in New Zealand, in New Zealand dollars (refer page 5 for the credit rating). Within the overall limit a sub-limit of 15% of Tier 1 Capital applies toaggregate credit exposures (exclusive of exposures of a capital nature and net of individual provisions) to non-bank connected persons. No changes to the rating-contingent limit have occurred during the quarter.

20.       MARKET RISK

	Unaudited 31/12/2005		Consolidated Unaudited 31/12/2004		Audited 30/09/2005
		Peak for the		Peak for the		Peak for the
Exposures to market risk	As at	quarter	As at	quarter	As at	quarter

Aggregate foreign currency exposures ($ million)	1.5	11.4	1.2	10.9	4.1	7.5

Aggregate foreign currency exposures as a percentage of equity	0.0%	0.1%	0.0%	0.1%	0.1%	0.1%

Aggregate interest rate exposures ($ million)	220.9	220.9	183.7	183.7	178.8	216.0

Aggregate interest rate exposures as a percentage of equity	2.7%	2.7%	2.4%	2.4%	2.3%	2.8%

Aggregate equity exposures ($ million)	0.7	0.7	0.7	0.7	0.6	0.6

Aggregate equity exposures as a percentage of equity	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Aggregate market risk exposures have been calculated in accordance with clause 1 (1) (a) of Schedule 8 of the Order. Aggregate foreign currency risk exposures have been calculated in accordance with clause 8 (a) of Schedule 9 of the Order. Aggregate interest risk exposures have been calculated in accordance with clause 1 (b) of Schedule 9 of the Order. Aggregate equity risk exposures have been calculated in accordance with clause 11 (a) of Schedule 9 of the Order. The peak end-of-day market risk exposures for the quarter are measured over equity as at the end of the quarter.

21.       NOTES TO THE CASH FLOW STATEMENT

	Consolidated
	Unaudited	Unaudited	Audited
	3 months to	3 months to	Year to
	31/12/2005	31/12/2004	30/09/2005
	$m	$m	$m

Reconciliation of profit for the period to net cash flows (used in) provided by operating activities

Profit for the period	274	230	917

Non-cash items:
Depreciation and amortisation	36	36	132
Impairment losses on loans and advances	1	32	122
Writedown of investment in associates	—	—	6
Amortisation of premiums and discounts	(3)	41	100
Deferred fee revenue and expenses	8	—	—
Fair value hedge adjustment	(11)	—	—
Unrealised foreign exchange (gains) losses	—	(7)	67

Deferrals or accruals of past or future operating cash receipts or payments:
Net (increase) decrease in operating assets and liabilities	(3,080)	1,002	(3,405)
Net (increase) decrease in interest receivable	(164)	(15)	109
Net increase in interest payable	36	55	147
Net increase in accrued income	(13)	(3)	(26)
Net (decrease) increase in accrued expenses	(6)	6	(28)
Net increase in provisions	5	1	7
Net decrease (increase) in income tax assets	104	13	(34)
Net (decrease) increase in income tax liabilities	(2)	29	(81)

Items classified as investing/financing:
Share of profit of equity accounted associates and jointly controlled entities	(5)	—	(1)
Gain on disposal of insurance and funds management activities	—	—	(16)
Gain on disposal of associates and jointly controlled entities	—	—	(5)
(Gain) loss on disposal of premises and equipment	(1)	(2)	1

Net cash flows (used in) provided by operating activities	(2,821)	1,418	(1,988)

22.       SECURITISATION, FUNDS MANAGEMENT, OTHER FIDUCIARY ACTIVITIES AND THE MARKETING AND DISTRIBUTION OF INSURANCE PRODUCTS

Securitisation

The Banking Group has not securitised any of its own assets. The Banking Group is involved in providing banking services to customers who securities assets.

Funds management

Certain subsidiaries of the Bank act as trustee and/or manager for a number of investment funds, including retirement funds. The Bank provides private banking services to a number of clients, including investment advice and portfolio management. The Banking Group is not responsible for any decline in performance of the underlying assets of the investors due to market forces.

The ANZ Mortgage Trust holds mortgages under an equitable assignment with the Bank. The ANZ Mortgage Trust can at any time require the Bank to repurchase any mortgage. The Bank may also require repurchase in certain circumstances. The mortgages are not included in these financial statements.

As funds under management are not owned by the Banking Group, they are not included in these financial statements. The Banking Group derives fee income from the sale and management of superannuation bonds, bonus bonds and the provision of private banking services to a number of clients. The Banking Group derives commission income from the sale of third party funds management products.

On 30 September 2005, NBNZ Investment Services Limited and the superannuation bonds, superannuation plans, unit trusts and investment funds it managed, were sold to the ING New Zealand joint venture established by the Bank and ING Insurance International B.V.

Funding was provided to The National Bank Superannuation Bond to facilitate payments, including provisional tax payments. Details of funding provided to funds managed by the Banking Group are as follows:

•                                          The peak aggregate funding provided to funds management entities for the quarter ended 31 December 2005 was $nil or 0.0% expressed as a percentage of Tier 1 Capital as at the end of the quarter (31/12/2004 $0.8m or 0.0%; 30/09/2005 $0.7m or 0.0%).

•                                          The peak aggregate funding provided to any individual funds management entities for the quarter ended 31 December 2005 was $nil or 0.0% expressed as a percentage of the total assets of that entity as at the end of the quarter (31/12/2004 $0.8m or 3.3%; 30/09/2005 $0.7m or 3.1%).

Custodial services

The Banking Group provides custodial services to customers in respect of assets that are beneficially owned by those customers.

Marketing and distribution of insurance products

From 1 October 2005, following the sale of NBNZ Life Insurance Limited to the ING New Zealand joint venture, the joint venture is responsible for the management of all insurance products distributed to customers through both the ANZ and The National Bank.

Prior to this, the Banking Group marketed and distributed insurance products underwritten by ANZ Life Assurance Company Limited and also independent insurance product providers. On 1 April 2005, the rights and obligations of ANZ Life Assurance Company Limited in respect of life insurance policies provided through its New Zealand Branch were transferred to ING Insurance (NZ) Limited. ANZ Life Assurance Company Limited and, prior to its transfer to the New Zealand joint venture, ING Insurance (NZ) Limited are members of the ING Australia Limited joint venture, which is 49% owned by Australia and New Zealand Banking Group Limited (the Ultimate Parent Company) and are therefore affiliated insurance entities under Reserve Bank of New Zealand (‘RBNZ’) regulations.

The Banking Group mitigates its exposure to implicit risk by meeting the RBNZ minimum separation requirements. In particular, the Banking Group discloses as required that it does not guarantee any issuer of insurance products nor the products issued, that the insurance policies do not represent deposits or other liabilities of the Banking Group, that the insurance policies are subject to investment risk, including possible loss of income and principal and that the Banking Group does not guarantee the capital value or performance of the policies.

Any financial services provided by the Banking group to securitisation, funds management and custodial services entities, discretionary private banking activities or issuers of marketed and distributed insurance products are made on an arm’s length basis and at fair value. Any assets purchased from such entities have been purchased on an arm’s length basis and at fair value.

23.       INSURANCE BUSINESS

Prior to 30 September 2005, the Banking Group conducted life insurance business through its wholly owned subsidiary, NBNZ Life Insurance Limited (‘NBNZ Life’). On 30 September 2005, NBNZ Life was sold to the ING New Zealand joint venture established by the Bank and ING Insurance International B.V. The joint venture is accounted for as a jointly controlled entity of the Bank, and therefore life insurance business is no longer conducted by members of the Banking Group.

Total assets of the Bank’s life insurance business were $60m or 0.07% of the total assets of the Banking Group as at 31 December 2004.

24.       CAPITAL ADEQUACY

Capital Adequacy Ratios	Unaudited 31/12/2005	Consolidated Unaudited 31/12/2004	Audited 30/09/2005	Unaudited 31/12/2005	Parent Unaudited 31/12/2004	Audited 30/09/2005

Tier 1 Capital	8.5%	8.0%	8.1%	8.4%	7.6%	7.9%

Total Capital	11.0%	10.6%	10.6%	9.8%	9.1%	9.4%

Reserve Bank of New Zealand minimum ratios:

Tier 1 Capital	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%

Total Capital	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%

The information contained in the table below has been derived in accordance with the Conditions of Registration imposed pursuant to section 74 (4) (b) of the Reserve Bank of New Zealand Act 1989 and the capital adequacy framework issued by the Reserve Bank of New Zealand.

For the purposes of calculating the capital adequacy ratios for the Parent Bank (“solo basis”), wholly owned and wholly funded subsidiaries of ANZ National Bank Limited are consolidated with the Bank. In this context, wholly funded by the Bank means that there are no liabilities (including offbalance sheet obligations) to anyone other than the Bank, the Department of Inland Revenue and trade creditors, where aggregate exposure to trade creditors does not exceed 5% of the subsidiary’s shareholders’ equity. Wholly owned by the Bank means that all equity issued by the subsidiary is held by the Bank.

Where there is a full, unconditional, irrevocable cross guarantee between a subsidiary and the Bank, the subsidiary may be consolidated with the Bank for the purposes of calculating the Bank’s solo capital position.

	Consolidated	Parent
	Unaudited	Unaudited
	31/12/2005	31/12/2005
	$m	$m

Tier 1 Capital
Paid in share capital	5,943	5,943
Revenue and similar reserves	2,094	1,853
Current period’s profit after tax	274	256

Less deductions from Tier 1 Capital
- Goodwill	3,263	3,262
- Cash flow hedging reserve	29	29

Total Tier 1 Capital	5,019	4,761

Tier 2 Capital - Upper Level Tier 2 Capital
Perpetual subordinated debt	285	285

Tier 2 Capital - Lower Level Tier 2 Capital
Term subordinated debt	1,172	1,172

Total Tier 2 Capital	1,457	1,457

Total Tier 1 Capital Plus Tier 2 Capital	6,476	6,218

Less deductions from Total Capital
- Equity investments in subsidiaries	—	637

Capital	6,476	5,581

Total risk-weighted exposures
On-balance sheet exposures	55,313	53,266
Off-balance sheet exposures	3,629	3,604

	58,942	56,870

Total Risk Weighted Exposures of the Banking Group as at 31 December 2005 (Unaudited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government
Long term claims on Government	1,915	0	—
Claims on banks	1,428	10	143
Claims on public sector entities	4,895	20	979
Residential mortgages	307	20	61
Other	39,659	50	19,830
	34,300	100	34,300

Total on-balance sheet exposures	82,504		55,313

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	1,794	100	1,794	43	779
Commitments with certain drawdown	1,380	100	1,380	71	977
Transaction related contingent liabilities	309	50	155	100	155
Short term self liquidating trade related contingencies	225	20	45	92	41
Other commitments to provide financial services which have an original maturity of one year or more	1,510	50	755	100	755
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,659	0	—	100	—
Market related contracts (1)
- Foreign exchange	61,829		2,387	27	634
- Interest rate	167,329		1,184	24	284
- Equity	30		21	20	4

Total off-balance sheet exposures	252,065		7,721		3,629

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Parent Bank as at 31 December 2005 (Unaudited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	1,615	0	—
Long term claims on Government	1,428	10	143
Claims on banks	4,307	20	861
Claims on public sector entities	307	20	61
Residential mortgages	39,627	50	19,813
Other	32,388	100	32,388

Total on-balance sheet exposures	79,672		53,266

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	1,794	100	1,794	43	779
Commitments with certain drawdown	1,355	100	1,355	70	952
Transaction related contingent liabilities	309	50	155	100	155
Short term self liquidating trade related contingencies	222	20	44	93	41
Other commitments to provide financial services which have an original maturity of one year or more	1,510	50	755	100	755
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,152	0	—	100	—
Market related contracts(1)
- Foreign exchange	61,825		2,387	27	634
- Interest rate	166,937		1,184	24	284
- Equity	30		21	20	4

Total off-balance sheet exposures	251,134		7,695		3,604

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

25.       PARENT COMPANY

The parent company is ANZ Holdings (New Zealand) Limited which is incorporated in New Zealand. The Ultimate Parent Company is Australia and New Zealand Banking Group Limited which is incorporated in Australia.

The Ultimate Parent Company is required to hold minimum capital at least equal to that specified under the Basel framework. The capital adequacy ratios are:

	Audited	Audited
	30/09/2005	30/09/2004

Tier 1 Capital	6.9%	6.9%
Total Capital	10.5%	10.4%

The Ultimate Parent Company meets those requirements imposed on it by its home supervisor as at 30 September 2005 whereby banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent. The capital ratios disclosed were calculated under Australia GAAP prior to the Ultimate Parent Company adopting IFRS.

26.       EXPLANATION OF TRANSITION TO NZ IFRS

Transition to NZ IFRS

The Banking Group has prepared these financial statements using the New Zealand Standards that are equivalent to International Financial Reporting Standards and their related pronouncements (‘NZ IFRS’). As these financial statements are for the first quarter reported in accordance with NZ IFRS pages 36 to 47 provide explanation of how the transition from previous New Zealand generally accepted accounting principles (‘previous GAAP’) to NZ IFRS has affected the previously reported financial position, financial performance and cash flows of the Banking Group.

In accordance with NZ IFRS, the comparative information has been restated using the new accounting standards from 1 October 2004. As permitted by the transitional provisions set out in NZ IFRS 1: First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards (NZ IFRS 1), management has elected not to restate comparative information for the adoption of NZ IAS 32: Financial Instruments : Disclosure and Presentation, NZ IAS 39: Financial Instruments : Recognition and Measurement and NZ IFRS 4: Insurance Contracts. Transitional adjustments arising from the adoption of these standards were made on 1 October 2005. Most accounting policy adjustments required to retrospectively apply NZ IFRS have been made against opening retained profits at the respective dates.

The accounting policy adjustments set out below are separated between those applicable from 1 October 2004 (and impacting the comparative periods) and those applicable from 1 October 2005.

All amounts are stated on an after tax basis, unless otherwise stated.

NZ IFRS adjustments with effect from 1 October 2004

(i) Goodwill

No initial impact on retained profits; Potential volatility in future profits

The adoption of NZ IFRS does not impact the carrying amount of goodwill on transition as the Banking Group has elected not to restate past business combinations. Under NZ IFRS, the past practice of systematically amortising goodwill over the expected period of benefit ceases and is replaced by impairment testing annually or more frequently if events or circumstances indicate that goodwill might be impaired. As a result of the adoption of NZ IFRS, the Banking Group amortisation expense for the NZ IFRS comparative three months ended 31 December 2004 and NZ IFRS comparative financial year ended 30 September 2005 has decreased by $46 million and $182 million respectively.

(ii) Defined benefit superannuation plan

Initial increase in retained profits; Actuarial movements through retained profits

On adoption of NZ IAS 19: Employee Benefits, surpluses (assets) and/or deficits (liabilities) that arise within defined benefit superannuation schemes are recognised in the Balance Sheet.

Under previous GAAP, the Banking Group accounted for the defined benefit superannuation schemes on a cash basis and did not recognise an asset or liability for the net position of the defined benefit superannuation schemes.

The Banking Group has elected to apply early the option available under NZ IAS 19 to recognise actuarial gains and losses in the Balance Sheet (i.e. the ‘direct to retained profits’ approach). The non-cash expense reflecting the notional cost of the benefits accruing to members of the defined benefit schemes in respect of the service provided over the reporting period is charged to the Income Statement. All transitional adjustments and ongoing movements reported for each scheme will be actuarially determined in accordance with NZ IAS 19.

At 1 October 2004, the Banking Group recognised an asset of $2 million (comprising previously unrecognised net actuarial gains) with an associated deferred tax liability of $1 million and a corresponding credit to retained earnings of $1million.

For the NZ IFRS comparative three month period ended 31 December 2004 and comparative year ended 30 September 2005, a credit adjustment of $1 million (post tax) and $4 million (post tax) respectively was made to retained profits to recognise an increase in the Banking Group’s pension assets for the period, representing largely a net actuarial gain. The impact on the Income Statement of moving from a contributions basis to a service cost basis is not material.

(iii) Share-based payments

Initial increase in retained profits; Immaterial impact on future profits

Under previous GAAP, the Banking Group recognised immediately an expense equal to the full fair value of all deferred shares issued as part of the short term and long term incentive arrangements and for shares issued under the $1,000 employee share plan. The deferred shares vest over one to three years and may be forfeited under certain conditions. The shares issued under the $1,000 employee share plan vest over three years and may be forfeited under certain conditions. Under previous GAAP, the Banking Group did not recognise an expense for share options issued to staff.

On adoption of NZ IFRS 2: Share-based Payment, the Banking Group recognised an expense for all share-based remuneration, including deferred shares, shares issued under the $1,000 employee share plan and share options, and will recognise this expense over the relevant vesting period.

The Banking Group has elected to retrospectively apply NZ IFRS 2 to share-based payments granted prior to 7 November 2002 and which remain unvested as at 1 October 2004.

For the Banking Group on 1 October 2004, this change in accounting policy resulted in:

•     the establishment of a share options liability of $2 million to reflect the fair value of options granted to employees;

•     recognition of a net share compensation asset of $7 million to reflect the fair value of unvested shares;

•     recognition of a deferred tax liability of $2 million; and

•     a net increase to retained profits of $3 million.

For the NZ IFRS comparative three month period ended 31 December 2004 and comparative year ended 30 September 2005, the impact of the change was:

•     an increase in the share options liability of $1 million (30 September 2005: $2 million);

•     an increase in the net share compensation asset of $7 million (30 September 2005: $3 million);

•     an increase in the deferred tax liability of $2 million (30 September 2005: $1 million); and

•     a $4 million increase in profit after tax (30 September 2005: immaterial increase).

(iv) Taxation

Change in methodology; No material impact on retained profits

Under NZ IAS 12: Income taxes, a balance sheet method of tax effect accounting is adopted, replacing the ‘Statement of Financial Performance’ approach currently used by the Banking Group under previous GAAP.

Under NZ IAS 12, income tax expense comprises current and deferred taxes, with income tax expense recognised in the Income Statement, or recognised in equity to the extent that it relates to items recognised directly in equity. Deferred tax is calculated using the balance sheet method by determining temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax base of those assets and liabilities as used for taxation purposes.

At 1 October 2004, the comparative NZ IFRS three months ended 31 December 2004, and comparative financial year ended 30 September 2005, this change in approach did not result in any material adjustments to equity or deferred tax assets and liabilities for the Banking Group.

(v) Intangible assets – software

No impact on profit; Reclassification only

On transition to NZ IFRS capitalised software assets are reclassified from Premises and Equipment to a separately identifiable intangible asset. For the Banking Group this resulted in a reclassification of $31 million as at 1 October 2004 (31 December 2004: $29 million; 30 September 2005: $16 million). There is no impact on the Income Statement.

(vi) Business combinations

No impact

At 1 October 2004, the Banking Group elected under NZ IFRS 1: First time Adoption of New Zealand Equivalents to International Financial Reporting Standards to not restate the classification and accounting treatment of business combinations that occurred prior to 1 October 2004.

(vii) Derivatives

No impact on profit; Reclassification only

With effect from 1 October 2004, unrealised gains and losses on derivative financial instruments fair valued under previous GAAP and disclosed within other assets and payables and other liabilities in the Balance Sheet have been reclassified to separate line items within the NZ IFRS Balance Sheet being derivative financial instruments (asset) for those derivatives with a positive fair value and derivative financial instruments (liability) for those derivatives with a negative fair value. For the Banking Group this resulted in the following reclassifications:

	1 October	31 December	30 September
	2004	2004	2005
	$m	$m	$m
Assets
Derivative financial instruments	1,649	1,937	1,270
Other assets	(1,649)	(1,937)	(1,270)

Liabilities
Derivative financial instruments	2,495	2,298	1,660
Payables and other liabilities	(2,495)	(2,298)	(1,660)

NZ IFRS adjustments with effect from 1 October 2005

(viii) Credit loss provisioning

Initial increase in retained profits; Volatility in future profits

NZ IAS 39: Financial Instruments: Recognition and Measurement adopts an incurred loss approach for credit loss provisioning and provides guidance on the measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value. As this discount unwinds during the period between recognition of impairment and recovery of the written down amount, it is recognised in the Income Statement as impairment losses on loans and advances.

The General Provision under previous GAAP is replaced under NZ IFRS by a Collective Provision.

Exposures not individually known to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not yet identified. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The Collective Provision under NZ IFRS shares the same underlying measurement objectives as the previous GAAP General Provision. However, as a result of the application of a new estimation methodology, certain judgmental risk measures have changed.

The Banking Group believes that the resulting Collective Provision, while lower than the previous GAAP General Provision, comfortably falls within the probable range of losses that have been incurred but not identified in our portfolio.

On adoption of NZ IFRS, the previous Economic Loss Provisioning (ELP) charge to profit is replaced by a charge for Individual Provisions on impaired exposures together with a charge for movements in the Collective Provision.

As a result of these changes:

•                  at 1 October 2005, the Banking Group Individual Provision was $6 million less than the previous GAAP Specific Provision. After tax, this resulted in an increase to retained profits of $4 million at 1 October 2005;

•                  at 1 October 2005, the Banking Group Collective Provision was $154 million less than the previous GAAP General Provision. After tax, this resulted in an increase to retained profits of $103 million at 1 October 2005. Due to current uncertainty around NZ IFRS accounting interpretations and the development of New Zealand industry practice in this area, this Collective Provision on impaired exposures may be subject to further refinement;

•                  Individual Provisions and movements in the Collective Provision are charged direct to the Income Statement driving increased profit volatility for the Banking Group; and

•                  movements in the Collective Provision are driven by changes in the Banking Group’s portfolio size, portfolio mix and the outlook for credit risk and economic cycles.

(ix) Fee revenue

Initial reduction in retained profits

Financial service fees recognised as an adjustment to yield

Under NZ IAS 39 Financial Instruments: Recognition and Measurement, fee income (such as loan approval fees) integral to the yield of an originated financial instrument (such as loans and advances measured at amortised cost), net of any direct incremental costs, must be capitalised and deferred over the expected life of the financial instrument.

On 1 October 2005, certain fees that had previously been recognised in the Income Statement, are deferred and recognised against net loans and advances in the balance sheet with a corresponding reduction to retained profits. The impact was a reduction in retained profits of $29 million (post tax) for the Banking Group at 1 October 2005. The annual impact on net profit from this change is not expected to be material, however, there will be an increase in interest income offset by a reduction in fee income.

Finance lease fees

Under previous GAAP, the Banking Group recognised fee income on certain finance lease transactions that no longer meets the recognition criteria under NZ IFRS. As a result the deferred fee income recognised at 1 October 2005 was written off to retained profits. This resulted in a reduction in retained profits at 1 October 2005 of $7 million after tax.

(x) Derivative financial instruments including hedging

Initial reduction in retained profits; Volatility in future profits; New assets and liabilities recognised

Under NZ IFRS, all derivative financial instruments, including those used as hedging instruments, are measured at fair value and recognised in the Balance Sheet.

NZ IFRS permits hedge accounting (if certain criteria are met) for fair value hedges, cash flow hedges and hedges of investments in foreign operations. Hedge accounting can only be utilised where prospective and retrospective effectiveness tests are met and the hedge relationship has been adequately documented. The Banking Group uses cash flow and fair value hedging in respect of its interest rate risk exposures.

Fair value hedging

At 1 October 2005, the Banking Group recognised adjustments to the balance sheet as a result of utilising fair value hedge accounting. The resulting impact was a decrease to net loans and advances of $110 million, an increase in derivative financial instrument assets of $134 million, an increase in derivative financial instrument liabilities of $17 million, a reduction in deferred tax asset of $2 million and an after-tax increase in retained profits of $5 million.

Cash flow hedging

At 1 October 2005, the Banking Group recognized the following adjustments as a result of utilising cash flow hedging; an increase in derivative financial instrument assets of $31 million, an increase in derivative financial instrument liabilities of $9 million, a decrease to payables and other liabilities of $38 million, a deferred tax liability of $20 million and an after-tax adjustment to cash flow hedge reserve of $40 million.

Recognition of other derivatives at fair value

At 1 October 2005, the Banking Group recognised adjustments to the Balance Sheet as a result of recognising at fair value derivative financial instruments not designated in hedging relationships. The resulting impacts are an increase in derivative financial instrument assets of $12 million, an increase in derivative financial instrument liabilities of $25 million, a deferred tax asset of $4 million and decrease in retained profits of $9 million.

Credit valuation adjustment

In addition to the above adjustments, the Banking Group recognised an adjustment to reflect the market value of counterparty risk in the fair value of derivatives. This resulted in a decrease in retained profits of $2 million (after tax) at 1 October 2005. Under previous GAAP counterparty risk was notionally allowed for as part of the general provision.

Bid/offer adjustment

Under NZ IFRS, financial instruments are also required to be measured at ‘bid’ or ‘offer’ prices rather than the ‘mid’ price used under previous GAAP. On 1 October 2005, this change in measurement resulted in a decrease to retained earnings of $1 million (after tax).

(xi) Financial assets and liabilities classification and measurement

Investment securities and commercial paper reclassified and measured at fair value; Immaterial impact on retained profits and other reserves

Under NZ IFRS investment securities have been reclassified as available-for-sale resulting in measurement at fair value with movements being taken to an ‘available-for-sale revaluation reserve’ and commercial paper as has been designated at fair value through the profit or loss, with movements in fair value being taken to the Income Statement. Under previous GAAP both investment securities and commercial paper were carried at amortised cost.

On 1 October 2005, the reclassification of investment securities as available-for-sale financial assets resulted in an immaterial increase in equity for the Banking Group. In addition, the designation of commercial paper at fair value through profit or loss also resulted in no material adjustment to retained profits.

(xii) Gross up of assets and liabilities

Recognition of new assets and liabilities

Under previous GAAP, the Banking Group off-set certain assets and liabilities related to its structured finance transactions. Under NZ IFRS, these arrangements do not meet the set-off criteria and therefore, on 1 October 2005, the Banking Group recognised an increase of $80 million in due from other financial institutions, an increase in net loans and advances of $405 million, an increase in other assets of $3 million, an increase of $78 million in due to other financial institutions and an increase of $410 million in deposits and other borrowings.

(xiii) Other adjustments

Initial decrease in retained profits

At 1 October 2005 certain deferred costs have been written-off as they no longer meet the recognition criteria under NZ IFRS. This resulted in a $2 million reduction to retained profits after tax. In addition, the Banking Group recognised an additional provision against a structured finance transaction resulting in a $1 million reduction to retained profits after tax.

Reconciliations from previous GAAP to NZ IFRS

The tables that follow contain reconciliations from previous GAAP to NZ IFRS in accordance with NZ IFRS 1. The NZ IFRS adjustment column is referenced to detailed discussion of the changes under NZ IFRS.

Income statements	Three months ended 31 December 2004
Year ended 30 September 2005

Balance sheets	As at 1 October 2004
As at 31 December 2004
As at 30 September 2005
As at 1 October 2005

Cash flow statements	Three months ended 31 December 2004
Year ended 30 September 2005

Reconciliation of profit for the three months ended 31 December 2004 (Unaudited):

	Consolidated
				Total
	Previous		Share-based	NZ IFRS
	GAAP	Goodwill	payments	Adjustments	NZ IFRS
		(note i)	(note iii)
	$m	$m	$m	$m	$m

Interest income	1,413	—	—	—	1,413

Interest expense	931	—	—	—	931

Net interest income	482	—	—	—	482

Net trading gains	24	—	—	—	24
Other operating income	173	—	—	—	173
Share of profit of equity accounted associates and jointly controlled entities	—	—	—	—	—

Net operating income	679	—	—	—	679

Operating expenses	368	(46)	(6)	(52)	316

Profit before impairment losses and income tax	311	46	6	52	363

Impairment losses on loans and advances	32	—	—	—	32

Profit before income tax	279	46	6	52	331

Income tax expense	99	—	2	2	101

Profit for the period	180	46	4	50	230

Reconciliation of profit for the year ended 30 September 2005 (Audited):

	Consolidated
			Total
	Previous		NZ IFRS
	GAAP	Goodwill	Adjustments	NZ IFRS
		(note i)
	$m	$m	$m	$m

Interest income	5,985	—	—	5,985

Interest expense	4,069	—	—	4,069

Net interest income	1,916	—	—	1,916

Net trading gains	127	—	—	127
Other operating income	723	—	—	723
Share of profit of equity accounted associates and jointly controlled entities	1	—	—	1

Net operating income	2,767	—	—	2,767

Operating expenses	1,506	(182)	(182)	1,324

Profit before impairment losses and income tax	1,261	182	182	1,443

Impairment losses on loans and advances	122	—	—	122

Profit before income tax	1,139	182	182	1,321

Income tax expense	404	—	—	404

Profit for the period	735	182	182	917

Reconciliation of equity as at 1 October 2004 (Unaudited):

	Consolidated
		Defined benefit		Intangible		Total
	Previous	superannuation	Share-based	assets -		NZ IFRS
	GAAP	plan	payments	software	Derivatives	Adjustments	NZ IFRS
		(note ii)	(note iii)	(note v)	(note vii)
	$m	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	1,473	—	—	—	—	—	1,473
Due from other financial institutions	2,930	—	—	—	—	—	2,930
Trading securities	680	—	—	—	—	—	680
Derivative financial instruments	—	—	—	—	1,649	1,649	1,649
Investment securities	1,333	—	—	—	—	—	1,333
Net loans and advances	60,391	—	—	—	—	—	60,391
Shares in associates and jointly controlled entities	21	—	—	—	—	—	21
Current tax assets	—	—	—	—	—	—	—
Other assets	2,927	2	7	—	(1,649)	(1,640)	1,287
Deferred tax assets	406	—	—	—	—	—	406
Premises and equipment	670	—	—	(31)	—	(31)	639
Goodwill and other intangible assets	3,381	—	—	31	—	31	3,412

Total assets	74,212	2	7	—	—	9	74,221

Liabilities
Due to other financial institutions	1,372	—	—	—	—	—	1,372
Deposits and other borrowings	53,912	—	—	—	—	—	53,912
Derivative financial instruments	—	—	—	—	2,495	2,495	2,495
Payables and other liabilities	4,299	—	2	—	(2,495)	(2,493)	1,806
Current income tax liabilities	115	—	—	—	—	—	115
Deferred tax liabilities	112	1	2	—	—	3	115
Provisions	140	—	—	—	—	—	140
Bonds and notes	2,747	—	—	—	—	—	2,747
Related party funding	2,777	—	—	—	—	—	2,777
Loan capital	1,357	—	—	—	—	—	1,357

Total liabilities	66,831	1	4	—	—	5	66,836

Net assets	7,381	1	3	—	—	4	7,385

Equity

Paid in share capital	5,943	—	—	—	—	—	5,943
Available-for-sale revaluation reserve	—	—	—	—	—	—	—
Cash flow hedging reserve	—	—	—	—	—	—	—
Retained profits (including actuarial gain on defined benefits)	1,438	1	3	—	—	4	1,442

Total equity	7,381	1	3	—	—	4	7,385

Reconciliation of equity as at 31 December 2004 (Unaudited):

	Consolidated
	NZ IFRS movement for 3 months to 31 December 2004
		1 October		Defined
		2004		benefit	Share-	Intangible		Total
	Previous	NZ IFRS		superannuation	based	assets -		NZ IFRS
	GAAP	adjustments	Goodwill	plan	payments	software	Derivatives	adjustments	NZ IFRS
			(note i)	(note ii)	(note iii)	(note v)	(note vii)
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	2,365	—	—	—	—	—	—	—	2,365
Due from other financial institutions	3,189	—	—	—	—	—	—	—	3,189
Trading securities	1,060	—	—	—	—	—	—	—	1,060
Derivative financial instruments	—	1,649	—	—	—	—	288	1,937	1,937
Investment securities	1,294	—	—	—	—	—	—	—	1,294
Net loans and advances	62,712	—	—	—	—	—	—	—	62,712
Shares in associates and jointly controlled entities	23	—	—	—	—	—	—	—	23
Current tax assets	—	—	—	—	—	—	—	—	—
Other assets	2,786	(1,640)	—	1	7	—	(288)	(1,920)	866
Deferred tax assets	390	—	—	—	—	—	—	—	390
Premises and equipment	681	(31)	—	—	—	2	—	(29)	652
Goodwill and other intangible assets	3,335	31	46	—	—	(2)	—	75	3,410

Total assets	77,835	9	46	1	7	—	—	63	77,898

Liabilities
Due to other financial institutions	1,533	—	—	—	—	—	—	—	1,533
Deposits and other borrowings	57,458	—	—	—	—	—	—	—	57,458
Derivative financial instruments	4,009	2,495	—	—	—	—	(197)	2,298	2,298
Payables and other liabilities	—	(2,493)	—	—	1	—	197	(2,295)	1,714
Current income tax liabilities	143	—	—	—	—	—	—	—	143
Deferred tax liabilities	110	3	—	—	2	—	—	5	115
Provisions	141	—	—	—	—	—	—	—	141
Bonds and notes	2,901	—	—	—	—	—	—	—	2,901
Related party funding	2,616	—	—	—	—	—	—	—	2,616
Loan capital	1,363	—	—	—	—	—	—	—	1,363

Total liabilities	70,274	5	—	—	3	—	—	8	70,282

Net assets	7,561	4	46	1	4	—	—	55	7,616

Equity

Paid in share capital	5,943	—	—	—	—	—	—	—	5,943
Available-for-sale revaluation reserve	—	—	—	—	—	—	—	—	—
Cash flow hedging reserve	—	—	—	—	—	—	—	—	—
Retained profits (including actuarial gain on defined benefits)	1,618	4	46	1	4	—	—	55	1,673

Total equity	7,561	4	46	1	4	—	—	55	7,616

Reconciliation of equity as at 30 September 2005 (Audited):

	Consolidated
	NZ IFRS movement for the year ended 30 September 2005
		1 October		Defined
		2004		benefit	Share-	Intangible		Total
	Previous	NZ IFRS		superannuation	based	assets -		NZ IFRS
	GAAP	adjustments	Goodwill	plan	payments	software	Derivatives	adjustments	NZ IFRS
			(note i)	(note ii)	(note iii)	(note v)	(note vii)
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	1,857	—	—	—	—	—	—	—	1,857
Due from other financial institutions	5,472	—	—	—	—	—	—	—	5,472
Trading securities	912	—	—	—	—	—	—	—	912
Derivative financial instruments	—	1,649	—	—	—	—	(379)	1,270	1,270
Investment securities	1,270	—	—	—	—	—	—	—	1,270
Net loans and advances	69,139	—	—	—	—	—	—	—	69,139
Shares in associates and jointly controlled entities	158	—	—	—	—	—	—	—	158
Current tax assets	66	—	—	—	—	—	—	—	66
Other assets	2,197	(1,640)	—	6	3	—	379	(1,252)	945
Deferred tax assets	415	—	—	—	—	—	—	—	415
Premises and equipment	734	(31)	—	—	—	15	—	(16)	718
Goodwill and other intangibles	3,081	31	182	—	—	(15)	—	198	3,279

Total assets	85,301	9	182	6	3	—	—	200	85,501

Liabilities
Due to other financial institutions	4,204	—	—	—	—	—	—	—	4,204
Deposits and other borrowings	59,546	—	—	—	—	—	—	—	59,546
Derivative financial instruments	—	2,495	—	—	—	—	(835)	1,660	1,660
Payables and other liabilities	3,245	(2,493)	—	—	2	—	835	(1,656)	1,589
Current income tax liabilities	—	—	—	—	—	—	—	—	—
Deferrred tax liabilities	144	3	—	2	1	—	—	6	150
Provisions	142	—	—	—	—	—	—	—	142
Bonds and notes	6,139	—	—	—	—	—	—	—	6,139
Related party funding	2,650	—	—	—	—	—	—	—	2,650
Loan capital	1,475	—	—	—	—	—	—	—	1,475

Total liabilities	77,545	5	—	2	3	—	—	10	77,555

Net assets	7,756	4	182	4	—	—	—	190	7,946

Equity

Paid in share capital	5,943	—	—	—	—	—	—	—	5,943
Available-for-sale revaluation reserve	—	—	—	—	—	—	—	—	—
Cash flow hedging reserve	—	—	—	—	—	—	—	—	—
Retained profits (including actuarial gain on defined benefits)	1,813	4	182	4	—	—	—	190	2,003

Total equity	7,756	4	182	4	—	—	—	190	7,946

Reconciliation of equity as at 1 October 2005 (Unaudited):

	Consolidated
	Adjustments on adoption of NZ IAS 32 and NZ IAS 39
					Financial
				Derivative	assets and			Total
	NZ IFRS			financial	liabilities			adjustments
	At 30			instruments	classification	Gross up of		on adoption	NZ IFRS
	September	Credit loss		including	and	assets and	Other	of NZ IAS	At 1 October
	2005	provisioning	Fee revenue	hedging	measurement	liabilities	adjustments	32/39	2005
		(note viii)	(note ix)	(note x)	(note xi)	(note xii)	(note xiii)
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Liquid assets	1,857	—	—	—	—	—	—	—	1,857
Due from other financial institutions	5,472	—	—	—	—	80	—	80	5,552
Trading securities	912	—	—	—	—	—	—	—	912
Derivative financial instruments	1,270	—	—	174	—	—	—	174	1,444
Investment securities	1,270	—	—	—	1	—	—	1	1,271
Net loans and advances	69,139	160	(44)	(110)	—	405	—	411	69,550
Shares in associates and jointly controlled entities	158	—	—	—	—	—	—	—	158
Current tax assets	66	—	—	—	—	—	—	—	66
Other assets	945	—	(10)	—	—	3	(1)	(8)	937
Deferred tax assets	415	(53)	18	3	—	—	2	(30)	385
Premises and equipment	718	—	—	—	—	—	—	—	718
Goodwill and other intangible assets	3,279	—	—	—	—	—	—	—	3,279

Total assets	85,501	107	(36)	67	1	488	1	628	86,129

Liabilities
Due to other financial institutions	4,204	—	—	—	—	78	—	78	4,282
Deposits and other borrowings	59,546	—	—	—	—	410	—	410	59,956
Derivative financial instruments	1,660	—	—	52	—	—	—	52	1,712
Payables and other liabilities	1,589	—	—	(38)	—	—	4	(34)	1,555
Current income tax liabilities	—	—	—	—	—	—	—	—	—
Deferred tax liabilities	150	—	—	20	1	—	—	21	171
Provisions	142	—	—	—	—	—	—	—	142
Bonds and notes	6,139	—	—	—	—	—	—	—	6,139
Related party funding	2,650	—	—	—	—	—	—	—	2,650
Loan capital	1,475	—	—	—	—	—	—	—	1,475

Total liabilities	77,555	—	—	34	1	488	4	527	78,082

Net assets	7,946	107	(36)	33	—	—	(3)	101	8,047

Equity

Paid in share capital	5,943	—	—	—	—	—	—	—	5,943
Available-for-sale revaluation reserve	—	—	—	—	—	—	—	—	—
Cash flow hedging reserve	—	—	—	40	—	—	—	40	40
Retained profits (including actuarial gain on defined benefits)	2,003	107	(36)	(7)	—	—	(3)	61	2,064

Total equity	7,946	107	(36)	33	—	—	(3)	101	8,047

Reconciliation of cash flows for the three months ended 31 December 2004 (Unaudited):

		Consolidated
		Effect of
	Previous	transition to
	GAAP	NZ IFRS	NZ IFRS
	$m	$m	$m
Cash flows from operating activities

Interest received	1,362	—	1,362
Dividends received	—	—	—
Fees and other income received	207	—	207
Interest paid	(799)	—	(799)
Operating expenses paid	(297)	—	(297)
Income taxes paid	(57)	—	(57)

Cash flows from operating profits before changes in operating assets and liabilities	416	—	416

Changes in operating assets and liabilities:
Net decrease in due from other financial institutions - term	—	686	686
Net increase in trading securities	—	(380)	(380)
Net increase in derivative financial instruments	—	(485)	(485)
Net increase in loans and advances	—	(2,359)	(2,359)
Net decrease in other assets	—	271	271
Net decrease in due to other financial institutions - term	—	(42)	(42)
Net increase in deposits and other borrowings	—	3,463	3,463
Net decrease in payables and other liabilities	—	(152)	(152)

Net cash flows provided by operating activities	416	1,002	1,418

Cash flows from investing activities
Proceeds from sale of shares in associates and jointly controlled entities	—	—	—
Proceeds from sale of shares in subsdiaries	—	—	—
Proceeds from sale of premises and equipment	14	—	14
Net decrease in investment securities	79	—	79
Net increase in due from other financial institutions - term	(62)	62	—
Net increase in loans and advances	(2,359)	2,359	—
Net increase in other assets	(17)	17	—
Purchase of shares in associates and jointly controlled entities	(2)	—	(2)
Purchase of premises and equipment	(59)	—	(59)

Net cash flows (used in) provided by investing activities	(2,406)	2,438	32

Cash flows from financing activities
Proceeds from bonds and notes	184	—	184
Redemptions of bonds and notes	—	—	—
Proceeds from loan capital	—	—	—
Redemptions of loan capital	—	—	—
Net decrease in related party funding	—	—	—
Net increase in due to other financial institutions - term	73	(73)	—
Net increase in deposits and other borrowings	3,463	(3,463)	—
Net decrease in payables and other liabilities	(349)	349	—
Dividends paid	—	—	—

Net cash flows provided by (used in) financing activities	3,371	(3,187)	184

Net cash flows provided by operating activities	416	1,002	1,418
Net cash flows (used in) provided by investing activities	(2,406)	2,438	32
Net cash flows provided by (used in) financing activities	3,371	(3,187)	184

Net increase in cash and cash equivalents	1,381	253	1,634
Cash and cash equivalents at beginning of the period	2,855	(681)	2,174

Cash and cash equivalents at end of the period	4,236	(428)	3,808

The main NZ IFRS transition effects presented by the Banking Group in its statement of cash flows for the three months ended 31 December 2004, were:

(i)             Under previous GAAP, cash and cash equivalents included Trading securities. Trading securities under NZ IFRS are classified as part of cash flows from operating activities. Under IFRS, the definition of cash and cash equivalents has been widened to include short-term, highly liquid investments that are readily convertible to cash. This includes short-term investments with an original maturity of less than 90 days. Previously, cash equivalents had to be convertible to cash within two days.

(ii)          Under NZ IFRS, cash flows from operating activities include Loans and advances made and the repayment of those loans and advances, and net cash proceeds from Deposits and other borrowings, and other similar items, as these relate to the main revenue producing activity of a bank.

Reconciliation of cash flows for the year ended 30 September 2005 (Audited):

		Consolidated
		Effect of
	Previous	transition to
	GAAP	NZ IFRS	NZ IFRS
	$m	$m	$m
Cash flows from operating activities

Interest received	5,861	—	5,861
Dividends received	1	—	1
Fees and other income received	953	—	953
Interest paid	(3,589)	—	(3,589)
Operating expenses paid	(1,288)	—	(1,288)
Income taxes paid	(521)	—	(521)

Cash flows from operating profits before changes in operating assets and liabilities	1,417	—	1,417

Changes in operating assets and liabilities:
Net increase in due from other financial institutions - term	—	(840)	(840)
Net increase in trading securities	—	(232)	(232)
Net increase in derivative financial instruments	—	(456)	(456)
Net increase in loans and advances	—	(8,870)	(8,870)
Net decrease in other assets	—	222	222
Net increase in due to other financial institutions - term	—	1,814	1,814
Net increase in deposits and other borrowings	—	5,301	5,301
Net decrease in payables and other liabilities	—	(344)	(344)

Net cash flows provided by (used in) operating activities	1,417	(3,405)	(1,988)

Cash flows from investing activities
Proceeds from sale of shares in associates and jointly controlled entities	9	—	9
Proceeds from sale of shares in subsidiaries	158	—	158
Proceeds from sale of premises and equipment	66	—	66
Net decrease in investment securities	296	—	296
Net increase in due from other financial institutions - term	(2,986)	2,986	—
Net increase in loans and advances	(8,870)	8,870	—
Net decrease in other assets	601	(601)	—
Purchase of shares in associates and jointly controlled entities	(166)	—	(166)
Purchase of premises and equipment	(263)	—	(263)

Net cash flows (used in) provided by investing activities	(11,155)	11,255	100

Cash flows from financing activities
Proceeds from bonds and notes	3,425	—	3,425
Redemptions of bonds and notes	(82)	—	(82)
Proceeds from loan capital	200	—	200
Redemptions of loan capital	(100)	—	(100)
Net decrease in related party funding	(127)	—	(127)
Net increase in due to other financial institutions - term	2,195	(2,195)	—
Net increase in deposits and other borrowings	5,301	(5,301)	—
Net decrease in payables and other liabilities	(1,179)	1,179	—
Dividends paid	(360)	—	(360)

Net cash flows provided by (used in) financing activities	9,273	(6,317)	2,956

Net cash flows provided by (used in) operating activities	1,417	(3,405)	(1,988)
Net cash flows (used in) provided by investing activities	(11,155)	11,255	100
Net cash flows provided by (used in) financing activities	9,273	(6,317)	2,956

Net (decrease) increase in cash and cash equivalents	(465)	1,533	1,068
Cash and cash equivalents at beginning of the period	2,855	(681)	2,174

Cash and cash equivalents at end of the period	2,390	852	3,242

The main NZ IFRS transition effects presented by the Banking Group in its statement of cash flows for the year ended 30 September 2005, were:

(i)             Under previous GAAP, cash and cash equivalents included Trading securities. Trading securities under NZ IFRS are classified as part of cash flows from operating activities. Under IFRS, the definition of cash and cash equivalents has been widened to include short-term, highly liquid investments that are readily convertible to cash. This includes short-term investments with an original maturity of less than 90 days. Previously, cash equivalents had to be convertible to cash within two days.

(ii)          Under NZ IFRS, cash flows from operating activities include Loans and advances made and the repayment of those loans and advances, and net cash proceeds from Deposits and other borrowings, and other similar items, as these relate to the main revenue producing activity of a bank.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

DIRECTORS’ STATEMENT for the three months ended 31 December 2005

Directors’ Statement

As at the date on which this General Short Form Disclosure Statement is signed, after due enquiry, each Director believes that:

i.                  The Short Form Disclosure Statement contains all the information that is required by the Registered Bank Disclosure Statement (Off-Quarter - New Zealand Incorporated Registered Banks) Order 2005;

ii.               The Short Form Disclosure Statement is not false or misleading.

Over the three months ended 31 December 2005, after due enquiry, each Director believes that:

i.                  ANZ National Bank Limited has complied with the Conditions of Registration;

ii.               Credit exposures to connected persons were not contrary to the interests of the Banking Group;

iii.            ANZ National Bank Limited had systems in place to monitor and control adequately the Banking Group’s material risks, including credit risk, concentration of credit risk, interest rate risk, currency risk, equity risk, liquidity risk and other business risks, and that those systems were being properly applied.

This General Disclosure Statement is dated, and has been signed by or on behalf of all Directors of the Bank on, 16 February 2006. On that date, the Directors of the Bank were:

Dr R S Deane

Dr R J Edgar

N M T Geary, CBE

G K Hodges

J McFarlane, OBE

R A McLeod

P R Marriott

Sir Dryden Spring

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

INDEPENDENT REVIEW REPORT for the three months ended 31 December 2005

Independent Review Report to the Directors of ANZ National Bank Limited

We have reviewed the interim financial statements, including supplementary information, for the three months ended 31 December 2005 set out on pages 7 to 47.

The interim financial statements and supplementary information provide information about the past financial performance and financial position of ANZ National Bank Limited and its subsidiary companies (‘the Banking Group’). This information is stated in accordance with accounting policies set out on pages 11 to 18.

Directors’ responsibilities

The Directors are responsible for the preparation of interim financial statements and supplementary information which gives a true and fair view of the financial position of the Banking Group as at 31 December 2005 and the results of its operations and cash flows for the three months ended on that date.

Auditors’ responsibilities

It is our responsibility to independently review the interim financial statements including supplementary information presented by the Directors and state whether anything has come to our attention that would cause us to believe that the interim financial statements or supplementary information do not present a true and fair view of the matters to which they relate.

Basis of statement

Our review has been conducted in accordance with the Review Engagement Standards issued by the New Zealand Institute of Chartered Accountants. A review is limited primarily to enquiries of Banking Group personnel and analytical review procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review nothing has come to our attention that would cause us to believe that the interim financial statements or supplementary information do not present a true and fair view of the matters to which they relate.

Our review was completed on 16 February 2006 and our statement is made as at that date.

Wellington

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

	By:	/s/ John Priestley
John Priestley
Company Secretary

Date 28 February 2006